Exhibit 99.3

DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
 December 31, 2009

DUNDEE CORPORATION
Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of March 26, 2010 and should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2009 (“2009 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an independent publicly traded Canadian asset management company with its core focus in the areas of wealth management, real estate and resources.  Third party asset management activities are carried out by Ned Goodman Investment Counsel Limited ((“NGIC”) formerly Ravensden Asset Management Inc.), a registered portfolio manager in the province of Ontario, and by Dundee Real Estate Asset Management (“DREAM”), the asset management division of Dundee Realty Corporation (“Dundee Realty”), our 70% owned subsidiary.  In addition to our asset management activities, Dundee Corporation also owns and manages its own direct investments in these same core focus areas, through ownership of both publicly listed and private companies.  The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol DC.A.

STRATEGIC INITIATIVES
Dundee Corporation has historically focused its efforts on the growth of its own portfolio of investments, as well as in the areas of retail and high net worth clients.  The Company has now expanded its focus in order to access a broader range of investment partners, thereby increasing our access to capital, and to non-retail and institutional clients.  The expansion of our management of third-party assets will be primarily conducted through NGIC, as well as through DREAM.

DUNDEE CORPORATION

Our expansion initiatives include the establishment of Arabia Asia Capital Alliance Ltd., a 60% owned subsidiary of the Company incorporated in the Emirate of Dubai, as a registrant in the Emirate of Dubai to access capital for our current and future investment products in the Middle East.

The Company has initiated the formation of Dundee Global Resource L.P. (“Global Resource LP”), a Cayman Island limited partnership, which will focus on global equity and debt investments in both private and public resource companies.  We have committed to invest $200 million of our own funds in limited partnership units.  NGIC is being retained to provide sub-advisory management services to the general partner of Global Resource LP and to provide technical expertise, advice and due diligence services to assist the general partner with the review, selection and management of investment opportunities.  We are currently in the process, through Arabia Asia and others, to complete a further $800 million investment for the limited partnership.

DREAM is pursuing potential investment opportunities in Canadian assets with foreign investors and is designing products to support infrastructure development, potentially through asset management arrangements.  DREAM’s participation in its first windmill project was completed at the end of 2009 and is expected to begin operating early in the second quarter of 2010.  We are exploring opportunities to build wind projects in eastern Canada and to acquire investments in other renewable development projects.

We believe that with increased third-party capital, coupled with new investment opportunities, we will increase assets under management and the associated income, as well as our direct investment returns, thereby increasing shareholder value over the long term.

As an independent Canadian asset management company with an established reputation and relationships in the core sectors of wealth management, real estate and resources, the Company is well positioned to capitalize on its expertise to achieve success in asset gathering activities, and thereby create long term value for our shareholders.

DIRECT INVESTMENTS

The Company holds direct investments in various industry sectors and our ownership interest in these investments is established through different entities and structures which create differing accounting treatments.  Our investments are accounted for as follows:
(i)
Our subsidiaries are not recorded as individual investments.  Instead, the subsidiaries are consolidated in our financial statements, whereby 100% of the subsidiaries’ accounts are recorded on a line-by-line basis in our consolidated balance sheets and consolidated statements of operations, and are then subject to non-controlling interest.

(ii)
The carrying values of our investments that are classified as equity accounted investees are adjusted by our share of earnings or losses in the investee, and by any dilution in our ownership interest.  Our share of earnings or losses from equity accounted investees, as well as any gain or loss resulting from a dilution in our ownership interest, is reported in our consolidated statements of operations as “Share of earnings (losses) of equity accounted investees”.  In addition, we may recognize a fair value adjustment against the carrying values of our equity accounted investments if their fair value falls below their carrying value and we determine that the decrease in fair value is other-than-temporary in nature.

(iii)
Available-for-sale (“AFS”) securities are generally carried on the balance sheet at their estimated fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”) until a sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to net earnings.

(iv)
Certain investments held by our subsidiaries have been classified as trading securities.  Trading securities are carried on the consolidated balance sheet at fair value with unrealized gains and losses included in net earnings.

DUNDEE CORPORATION

The following table illustrates our significant portfolio investments, including our percentage ownership interest, the accounting treatment used to account for each investment, the book value of the investment (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at December 31, 2009.

(in thousands of dollars except percentages)
				31-Dec-09	31-Dec-08
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value	Controlled	Controlled
Wealth Management Segment
DundeeWealth Inc.	Consolidation	$ N/A	$1,012,720	62%	63%
Real Estate Segment
Dundee Realty Corporation (a)	Consolidation	N/A	N/A	74%	75%
Dundee Real Estate Investment Trust (b)	Equity	84,156	90,223	18%	21%
Resources Segment
Eurogas Corporation	Consolidation	N/A	53,320	54%	53%
Eurogas International Inc.	Consolidation	N/A	166	53%	53%
Dundee Precious Metals Inc.	Equity	45,109	74,359	20%	20%
Breakwater Resources Ltd.	Equity	18,662	78,499	25%	25%
(a)	Subsequent to December 31, 2009, the Company’s interest in Dundee Realty Corporation was diluted to 70%.
(b)
Approximately 79% of our interest in Dundee REIT is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.

OPERATING SEGMENTS

Wealth Management
Our wealth management segment includes the activities undertaken by NGIC.  At December 31, 2009, NGIC provided sub-advisory and investment services to approximately $3.1 billion of assets under management.  NGIC is currently working towards our initiative to complete the raising of up to $1 billion for private equity investment in the resource sector through Global Resource LP, a new limited partnership structure.

The wealth management segment also includes the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”).  DundeeWealth is a publicly traded wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  Additional information regarding DundeeWealth may be accessed at www.dundeewealth.com.

International banking activities are carried out through other wholly owned subsidiaries of the Company, through offices in Bermuda and the Cayman Islands.

Real estate asset management activities are carried out through DREAM.  For reporting purposes, the operating results and financial position of DREAM have been included as part of our real estate segment.

Real Estate
The real estate segment consists of the business activities of Dundee Realty, a private company with operating activities in the land and housing business in Canada and the United States.  These activities are supplemented by a portfolio of select income generating properties.  Our real estate segment also includes the results of our 18% interest in Dundee Real Estate Investment Trust (“Dundee REIT”) (www.dundeereit.com).

DUNDEE CORPORATION

Resources
Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary of the Company.  The resources segment includes both our 54% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), a company involved in the development of a natural gas storage facility in Spain, as well as our 53% interest in Eurogas International Inc. (“EII”) (www.eurogasinternational.com), a company which carries out oil and gas exploration and evaluation activities in Tunisia.  The resources segment includes various other portfolio holdings, including our approximate 24% interest in Dundee Precious Metals Inc. (“Dundee Precious”) (www.dundeeprecious.com) (see “Resource Segment – Dundee Precious Metals Inc.”), and our approximate 25% interest in Breakwater Resources Ltd. (“Breakwater”) (www.breakwater.ca), both of which are accounted for on an equity basis.

Other Investments and Corporate Costs
Our remaining investments and the operating results from these investments, other than those which have been designated as trading securities, have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.  Included in this segment are general corporate overhead costs, as well as interest and debt servicing costs, to the extent that such costs have not been specifically allocated to any operating division.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

•
“AUM” or “Assets under Management” represent the period-end market value of client assets managed by our wealth management subsidiaries on a discretionary basis and in respect of which our wealth management subsidiaries earn investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

•
“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by our wealth management subsidiaries and in respect of which our wealth management subsidiaries earn commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

•	“EBITDA” represents earnings before interest, taxes, depreciation and amortization. We use this measure as a supplement to net earnings and cash flows.
•	“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings (Loss)” are set out in the consolidated statements of operations of the Company.

DUNDEE CORPORATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DUNDEE CORPORATION

(in thousands of dollars, except for number of shares and amounts per share)

As at and for the years ended December 31,	2009	2008	2007
Total assets	$3,291,198	$3,080,960	$3,609,096

Liabilities and non-controlling interest
Corporate debt	388,017	529,507	355,714
Future income tax liabilities	40,188	3,024	134,862
Client deposits and related liabilities	476,820	408,647	423,320
Other liabilities	297,297	343,452	548,875
Preference shares of DundeeWealth	153,301	152,978	152,655
Preference shares, series 1	147,722	147,371	147,020
Non-controlling interest	667,871	615,142	726,394
	2,171,216	2,200,121	2,488,840

Net assets	1,119,982	880,839	1,120,256

Net assets represented by:
Preference shares, series 2	127,085	-	-
Common shares	992,897	880,839	1,120,256

Revenue	1,038,085	1,228,655	1,398,932
Net earnings (loss) from continuing operations	62,451	(196,261)	277,639
Net earnings (loss) for the year	62,451	(196,192)	293,733

Weighted average number of common shares (in thousands of shares)
Basic	74,261	74,805	75,412
Diluted	76,621	n/a	78,519

Net earnings (loss) per share - Basic
Continuing	$0.81	$(2.62)	$3.68
Discontinued	-	-	0.22
	$0.81	$(2.62)	$3.90
Net earnings (loss) per share - Diluted
Continuing	$0.77	$(2.62)	$3.49
Discontinued	-	-	0.29
	$0.77	$(2.62)	$3.78

CONSOLIDATED RESULTS OF OPERATIONS

Year ended December 31, 2009 compared with the Year ended December 31, 2008

Consolidated Net Earnings
Net earnings for the year ended December 31, 2009 were $62.5 million or $0.77 per share on a fully diluted basis compared with a net loss of $196.2 million or a loss of $2.62 per share in 2008.

Net earnings in the current year include a fair value gain of $14.1 million, before income taxes and non-controlling interest,  relating to certain investments held by DundeeWealth.  By comparison, net earnings in the prior year included a fair value loss on certain of our investments of $385.3 million, before taxes and non-controlling interest.  Approximately $114.2 million of this adjustment was in respect of our equity accounted investments, $213.8 million related to DundeeWealth’s portfolio of asset backed commercial paper (“ABCP”) and collateralized loan obligations (“CLOs”) and $57.3 million related to other investments in our portfolio of AFS securities.

DUNDEE CORPORATION

Available-for-Sale Securities

(in thousands of dollars)
	Three Months	Year
	ended	ended
	31-Dec-09	31-Dec-09
Fair value of available-for-sale securities, beginning of period	$245,551	$294,730
Transactions in the period ended December 31, 2009
New investments	4,152	47,525
Proceeds from sales of investments	(18,616)	(22,834)
Transfer to trading securities of FRNs	-	(169,478)
Changes in unrealized gains in available-for-sale securities	26,436	108,559
Other transactions	(29)	(1,008)
Fair value of available-for-sale securities as at December 31, 2009	$257,494	$257,494

Represented by:
Collateralized loan obligations		$39,308
Mutual funds managed by a subsidiary		101,236
Other		116,950
		$257,494

Following the completion of the restructuring plan granted by the Superior Court of Ontario early in the first quarter of 2009, DundeeWealth exchanged its investments in ABCP for longer-term floating rate notes (“FRNs”) designed to match the maturities of the underlying assets.  DundeeWealth elected to designate the newly acquired FRNs at fair value.  Accordingly, the fair value of ABCP immediately prior to the restructuring was removed from the fair value of AFS securities and was classified as held-for-trading.

During 2009, the Company purchased AFS securities at a cost of $47.5 million, including approximately $4.2 million of purchases completed in the fourth quarter of this year.  Many of our recent investments continue to be in the resource sector or are resource-based, including our $18.4 million investment in African Minerals Limited, a mineral exploration and development company with significant interests in Sierra Leone, West Africa (see “Resources Segment – Other Portfolio Investments”).  Proceeds from dispositions of AFS securities were $22.8 million for the year ended December 31, 2009, most of which related to the disposition of certain short term investments.

Unrealized appreciation in the estimated fair value of AFS securities increased by $108.6 million since December 31, 2008, including appreciation of $26.4 million in the fourth quarter of this year.  This appreciation in estimated fair values is reflective of improvements in global market conditions and was generally experienced across all industry sectors in which we invest.  Changes in unrealized appreciation of AFS securities are recorded in AOCI until such time as they are realized.

At December 31, 2009, the estimated fair value of the Company’s portfolio of AFS securities was $257.5 million (December 31, 2008 - $125.3 million, after adjusting for the exchange of ABCP for FRNs which were subsequently classified as held-for-trading).

DUNDEE CORPORATION

Equity Accounted Investments

(in thousands of dollars)
	Three Months	Year
	ended	ended
	31-Dec-09	31-Dec-09
Carrying value of equity accounted investments, beginning of period	$159,178	$160,339
Transactions for the year ended December 31, 2009
Cash invested in equity accounted investees	-	5,796
Distributions received, net of reinvestments	(2,409)	(9,461)
Share of earnings of equity accounted investees	707	6,294
Share of other comprehensive income (loss) of equity accounted investees	1,486	(2,572)
Other	1	(1,433)
Carrying value of equity accounted investments, December 31, 2009	$158,963	$158,963

The market value of our equity accounted investments as at December 31, 2009 was $249.0 million (December 31, 2008 - $102.0 million), after deducting the fair value of our obligation to deliver Dundee REIT units pursuant to the terms of our 5.85% exchangeable unsecured subordinated debentures (“exchangeable debentures”).

(in thousands of dollars except percentages)
		December 31, 2009			December 31, 2008
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value

Breakwater Resources Ltd.	25%	$18,662	$78,499	25%	$13,560	$13,560
Dundee Precious Metals Inc.	20%	45,109	74,359	20%	37,952	29,119
Dundee Real Estate Investment Trust (a)	18%	84,156	83,607	21%	96,337	48,537
Escal UGS S.L. (b)	33%	5,714	5,714	33%	5,975	5,975
Odyssey Resources Ltd.	31%	1,417	2,103	43%	2,842	1,250
Other		3,905	4,684		3,673	3,608
		$158,963	$248,966		$160,339	$102,049
(a)	Fair value is determined net of our obligation to deliver Dundee REIT units, pursuant to the terms of our exchangeable debentures, of $6.6 million (December 31, 2008 - $4.0 million).
(b)
Our 33% interest in Escal UGS S.L. (“Escal”) is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.  Escal’s market value has been determined based on its cost to the Company.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

(in thousands of dollars)						2009

	Wealth			Other Investments
For the year ended December 31, 2009	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$466,648	$-	$-	$-	$-	$466,648
Redemption fees	13,978	-	-	-	-	13,978
Financial services	293,609	-	-	2,317	(2,317)	293,609
Real estate revenue	-	243,136	-	-	-	243,136
Investment income (loss)	7,779	-	10,211	9,794	(7,070)	20,714
	782,014	243,136	10,211	12,111	(9,387)	1,038,085
EXPENSES
Selling, general and administrative	288,839	4,264	6,027	9,342	(2,317)	306,155
Variable compensation	180,825	-	-	-	-	180,825
Trailer service fees	127,513	-	-	-	-	127,513
Operating costs, real estate	-	173,169	-	-	-	173,169
	597,177	177,433	6,027	9,342	(2,317)	787,662
OPERATING EBITDA	184,837	65,703	4,184	2,769	(7,070)	250,423
Amortization of deferred sales commissions	88,689	-	-	-	-	88,689
Depreciation, depletion and amortization	12,509	4,754	677	1,985	-	19,925
Interest expense	21,032	9,712	2,727	14,631	(10,342)	37,760
Equity (earnings) losses	-	1,211	(7,505)	-	-	(6,294)
Fair value adjustments	(14,125)	-	-	-	-	(14,125)
Foreign exchange (gain) loss	(9,131)	-	413	(215)	-	(8,933)
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	85,863	50,026	7,872	(13,632)	3,272	133,401
Non-controlling interest	(26,328)	(9,254)	1,659	-	-	(33,923)
	59,535	40,772	9,531	(13,632)	3,272	99,478
NON-SEGMENTED ITEMS
Dilution gains, net						1,244
Income taxes						(38,271)
Discontinued operations	-	-	-	-	-	-

NET EARNINGS (LOSS) FOR THE YEAR	$59,535	$40,772	$9,531	$(13,632)	$3,272	$62,451

(in thousands of dollars)						2008

	Wealth			Other Investments
For the year ended December 31, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$464,288	$-	$-	$-	$-	$464,288
Redemption fees	16,833	-	-	-	-	16,833
Financial services	325,861	-	-	1,022	(1,523)	325,360
Real estate revenue	-	400,925	-	-	-	400,925
Investment income (loss)	16,959	295	3,105	10,792	(9,902)	21,249
	823,941	401,220	3,105	11,814	(11,425)	1,228,655
EXPENSES
Selling, general and administrative	320,394	6,843	6,555	10,887	(1,522)	343,157
Variable compensation	229,137	-	-	-	-	229,137
Trailer service fees	134,234	-	-	-	-	134,234
Operating costs, real estate	-	286,538	-	-	-	286,538
	683,765	293,381	6,555	10,887	(1,522)	993,066
OPERATING EBITDA	140,176	107,839	(3,450)	927	(9,903)	235,589
Amortization of deferred sales commissions	81,868	-	-	-	-	81,868
Depreciation, depletion and amortization	15,203	4,111	113	1,982	-	21,409
Interest expense	21,526	9,789	4,284	9,484	(13,175)	31,908
Equity losses (earnings)	-	(1,468)	37,158	-	-	35,690
Fair value adjustments	231,008	-	149,533	4,751	-	385,292
Foreign exchange loss (gain)	14,044	-	(1,744)	293	-	12,593
Gain on exchangeable debentures	-	-	-	(1,314)	-	(1,314)
OPERATING (LOSS) EARNINGS	(223,473)	95,407	(192,794)	(14,269)	3,272	(331,857)
Loss on sale of subsidiary	(17,679)	-	-	-	-	(17,679)
Non-controlling interest	95,902	(22,566)	972	-	-	74,308
	(145,250)	72,841	(191,822)	(14,269)	3,272	(275,228)
NON-SEGMENTED ITEMS
Dilution gains, net						578
Income taxes						78,389
Discontinued operations	69	-	-	-	-	69

NET (LOSS) EARNINGS FOR THE YEAR	$(145,181)	$72,841	$(191,822)	$(14,269)	$3,272	$(196,192)

DUNDEE CORPORATION

ANNUAL SEGMENTED RESULTS OF OPERATIONS

Year ended December 31, 2009 compared with the Year ended December 31, 2008

WEALTH MANAGEMENT SEGMENT

Dundee Corporation’s wealth management operations are conducted through various subsidiaries.

•
Dundee Corporation holds a 62% voting interest in DundeeWealth, its largest Canadian wealth management operating subsidiary.  Through its various operating subsidiaries, DundeeWealth provides investment management, financial advisory and capital markets services to financial advisors, institutions, corporations and foundations.

•
In September 2008, Dundee Corporation acquired 100% of NGIC, a registered Investment Counsel and Portfolio Manager in Ontario.  During 2009, NGIC provided investment advice directly and in a sub-advisory role to institutional and individual clients and investments funds.  NGIC has entered into a sub-advisory agreement with a subsidiary of DundeeWealth, pursuant to which it acts as a sub-advisor for certain funds managed by the subsidiary of DundeeWealth.

•
International wealth management activities are conducted through Dundee Merchant Bank, and through The Garda Corporation.  Dundee Merchant Bank holds a Category “B” Banking License and a Trust License subject to the provisions of the Banks and Trust Companies Law of the Cayman Islands.  The principal activity of Dundee Merchant Bank is private banking and investment management, which consists of the management of investments on behalf of its affiliates and customers, and of its own investment portfolio.  The Dundee Merchant Bank also engages in trust management services and securities investment business.

•
International wealth management activities also include the operations of Dundee Leeds, a subsidiary of Dundee Merchant Bank, and a dedicated provider of full administration services to single manager hedge funds, fund of funds and private equity funds for both onshore and offshore investment vehicles.  Dundee Leeds has extensive expertise in servicing complex hedge fund strategies through offices in Bermuda, the Cayman Islands, Montreal and BVI.

	DundeeWealth		NGIC		International		Intrasegment		TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
REVENUES
Management fees	$462.4	$459.7	$7.7	$3.2	$4.2	$4.6	$(7.7)	$(3.2)	$466.6	$464.3
Redemption fees	14.0	16.8	-	-	-	-	-	-	14.0	16.8
Financial services	295.3	327.1	-	-	0.4	0.5	(2.1)	(1.7)	293.6	325.9
Investment income	7.8	15.8	-	-	-	1.2	-	-	7.8	17.0
	779.5	819.4	7.7	3.2	4.6	6.3	(9.8)	(4.9)	782.0	824.0
EXPENSES
Selling, general and administrative	286.5	317.4	6.0	1.8	6.1	6.1	(9.8)	(4.9)	288.8	320.4
Variable compensation	180.8	229.2	-	-	-	-	-	-	180.8	229.2
Trailer service fees	127.5	134.2	-	-	-	-	-	-	127.5	134.2
	594.8	680.8	6.0	1.8	6.1	6.1	(9.8)	(4.9)	597.1	683.8
OPERATING EBITDA	184.7	138.6	1.7	1.4	(1.5)	0.2	-	-	184.9	140.2
Amortization of deferred sales commissions	88.7	81.9	-	-	-	-	-	-	88.7	81.9
Depreciation, depletion and amortization	12.4	14.8	-	-	0.1	0.4	-	-	12.5	15.2
Interest expense	21.0	21.5	-	-	-	-	-	-	21.0	21.5
Fair value adjustments	(14.1)	231.0	-	-	-	-	-	-	(14.1)	231.0
Foreign exchange (gain) loss	(9.7)	14.3	-	-	(2.2)	3.1	2.8	(3.4)	(9.1)	14.0
OPERATING EARNINGS (LOSS)	$86.4	$(224.9)	$1.7	$1.4	$0.6	$(3.3)	$(2.8)	$3.4	$85.9	$(223.4)
* Before loss on sale of subsidiary, dilution gains, income taxes and non-controlling interests

During 2009, our wealth management activities generated operating earnings of $85.9 million (2008 – a loss of $223.4 million), before giving effect to losses incurred on the sale of a subsidiary, dilution gains and non-controlling interests.   The operating loss in the prior year reflects a pre-tax fair value expense of $231.0 million, reflecting mark-to-market adjustments in respect of investments held by DundeeWealth, including its investments in ABCP and CLOs.

DUNDEE CORPORATION

DUNDEEWEALTH INC.

RESULTS OF OPERATIONS

During 2009, DundeeWealth earned EBITDA of $184.7 million, operating earnings of $86.4 million and net earnings of $51.6 million, before non-controlling interest.  This compares with EBITDA of $138.6 million, an operating loss of $224.9 million and a net loss of $186.8 million in 2008.

(in millions of dollars)
	2009	2008
AUM, January 1,	$25,426	$28,161
Gross additions	6,479	8,699
Redemptions	(3,838)	(5,334)
Market appreciation (depreciation)	7,451	(10,565)
Acquisitions	-	4,581
Changes in discretionary assets under management	562	(116)
AUM, December 31,	$36,080	$25,426

AUA, December 31,	$25,483	$22,141
Bank deposits, December 31,	7,201	4,653
	$68,764	$52,220

During 2009, DundeeWealth’s AUM increased by 42% or $10.7 billion, ending the year at $36.1 billion, the highest level of AUM in DundeeWealth’s history.  Market appreciation of $7.5 billion was a significant component of the increase and reflects a steep advance in equity markets that began at the end of the first quarter of 2009, based on indications that the world economy would emerge slowly from the recession that followed the global credit crisis during the latter part of 2008 and early 2009.

Hindered by the same economic environment, net asset gathering activities were $2.6 billion during 2009 compared with $3.4 billion in 2008, a decrease of approximately 24%.  However, DundeeWealth continued to lead all independent fund companies in net asset gathering activities, and ranked second in the industry as reported by the Investment Funds Institute of Canada.

In the prior year, DundeeWealth completed the acquisitions of DundeeWealth US, L.P. (formerly BHR Fund Advisors, L.P.) (“DWUS”), a registered investment advisor, regulated by the U.S. Securities and Exchange Commission, as well as a 60% interest in Aurion Capital Management Inc. (“Aurion”), a Canadian institutional money manager.  The acquisitions of Aurion and DWUS increased AUM at the acquisition date by $4.6 billion.

DundeeWealth’s market share of mutual fund AUM grew significantly year-over-year to 3.76% at December 31, 2009 compared to 3.03% at the end of the prior year.  Growth in market share reflects the strength in net asset gathering activities throughout 2009, as well as market appreciation experienced during the second half of the year.

Consolidated revenues during 2009 were $779.5 million, representing a 5% decline from consolidated revenues of $819.4 million in 2008.

(in millions of dollars)

For the years ended December 31,	2009	% Change	2008
REVENUES
Management fees	$429.8	(7%)	$459.7
Performance fees	32.6	n/a	-
Redemption fees	14.0	(17%)	16.8
Financial services	295.3	(10%)	327.1
Other	7.8	(51%)	15.8
	$779.5	(5%)	$819.4

DUNDEE CORPORATION

Management fee revenues during 2009 were $429.8 million, representing a 7% decline from management fee revenues earned in the prior year.  Management fee revenue is predominantly determined based on the market value of AUM calculated on the last business day of each month.  Average AUM, before accounting for assets acquired as part of the Aurion and DWUS transactions, decreased to $24.4 billion during 2009, compared with $25.6 billion during 2008, reflecting lower asset levels during the latter part of 2008 and into early 2009.  The average management fee rate earned on these assets declined to 1.63% in 2009, from 1.70% in 2008, reflecting a shift out of equity based investment products into fixed income products, as investors implemented strategies to mitigate risk by transferring savings into asset classes that have traditionally been considered lower risk.

The AUM from acquisitions completed in mid-2008 consists largely of institutional accounts, which are generally subject to lower management fee rates than our regular business.  On an overall basis, including AUM relating to these acquisitions, DundeeWealth’s average management fee rate during 2009 was 1.46%.

During 2009, DundeeWealth earned performance fee revenues of $32.6 million (2008 - $nil).  Performance fees are calculated based on the percentage by which the performance of the investment product exceeds the performance of an underlying benchmark.  Because of potential market forces and their impact on market appreciation in AUM, we do not recognize performance fee revenues until we can ascertain the investment return for a particular period with certainty.

Financial services revenues include commission and trailer fees, revenue from capital markets activities and portfolio trading revenues.  As a result of curtailed investor activity in financial markets, these revenues have declined from $327.1 million in 2008 to $295.3 million in 2009.

Retail commissions, including trailer service fees were $229.5 million in 2009 compared with $303.9 million in 2008, a decrease of $74.4 million.  Prior year financial services revenues included amounts earned by a subsidiary of DundeeWealth that was subsequently disposed of in December of that year.

As DundeeWealth’s financial advisors operate through an open architecture advice network, they may provide their clients with a wide range of DundeeWealth’s investment products for their portfolios.  Transactions by financial advisors in DundeeWealth’s own investment solutions strengthen growth in AUM.  Commission and trailer service fee revenues earned by DundeeWealth’s financial segment and paid by DundeeWealth’s investment management segment were $57.3 million in 2009, representing 25% of total retail commissions, compared with $67.9 million representing 22% of total retail commissions in the prior year.  In accordance with accounting requirements, these intersegment commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue.

Capital markets activities are conducted through DundeeWealth’s IIROC (Investment Industry Regulatory Organization of Canada) member firm, Dundee Securities Corporation (“Dundee Securities”).  Aggregate revenues from capital markets activities during 2009 were $91.3 million compared with $69.0 million in the prior year.

Principal trading revenue increased by $23.3 million to $25.5 million in 2009, compared with $2.2 million earned in the prior year, reflecting strong trading gains resulting from the sharp market advance in the latter part of 2009.  Included in year-to-date principal trading revenue is $4.8 million of net realized and marked-to-market gains on corporate finance inventory positions.

Consistent with improved investment banking and merger and acquisition activity experienced throughout the industry, corporate finance revenue increased by 24% to $41.2 million in the year, from $33.1 million earned in 2008.  In 2009, DundeeWealth’s brokerage subsidiary participated in 192 (2008 – 158) public and private new issue transactions, including 71 transactions completed in the fourth quarter.

Institutional commissions of $16.0 million earned in 2009 represented a 28% decline from the same period of the prior year, a direct result of decreased client trading due to continued market volatility.

DUNDEE CORPORATION

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $593.7 million for the year ended 2009, compared with $679.3 million in 2008.  Certain expenses, such as variable compensation costs and trailer service fees, increased or decreased in direct correlation with the corresponding revenue streams or AUM levels.

(in millions of dollars)
For the years ended December 31,	2009	% Change	2008
OPERATING EXPENSES
Selling, general and administrative	$284.8	(10%)	$315.1
Variable compensation	180.8	(21%)	229.2
Trailer service fees	127.5	(5%)	134.2
Distribution fees	1.7	(26%)	2.3
	594.8	(13%)	680.8
Intersegment distribution fees paid to Dundee Corporation	(1.1)	(27%)	(1.5)
Total	$593.7	(13%)	$679.3

Selling, general and administrative (“SG&A”) costs incurred by DundeeWealth have decreased by 10% from $315.1 million during 2008 to $284.8 million in 2009.  Decreases in SG&A levels were driven by a significant streamlining of DundeeWealth’s back office procedures which it initiated in 2008, complemented by efficiencies resulting from the integration of certain support activities.

Consistent with the decrease in financial services revenues, variable compensation costs after intersegment eliminations of $46.7 million (2008 - $55.3 million) have decreased by 21% to $180.8 million for the year ended 2009, compared with $229.2 million in 2008.  Average margins from retail activities were 22% in 2009, consistent with margins of 21% earned in the prior year. Margins from capital markets activities during 2009 improved to 64% from 58% in 2008.  Improved margins reflect a changing revenue mix.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth's products.  Trailer service fees are calculated as a percentage of the market value of the associated AUM and we would therefore expect to see increases or decreases in trailer service fee expense corresponding to increases or decreases in our average AUM during any period.  Excluding the acquisitions completed in 2008, DundeeWealth incurred trailer fee expense representing approximately 34% (2008 – 33%) of total management fee revenues generated from these assets.

On a consolidated basis, amortization of deferred sales commissions was $88.7 million for the year ended 2009 (2008 – $81.9 million).  During 2009, DundeeWealth paid commissions of $91.7 million (2008 – $108.9 million).  For accounting purposes, these commissions are deferred and amortized on a straight-line basis over five years.  The average commission rate paid on asset gathering activities conducted on a deferred sales charge basis was approximately 4% (2008 – 4%).

DUNDEE CORPORATION

CHANGES IN FINANCIAL CONDITION

Step Acquisitions in DundeeWealth During 2009
During 2009, we purchased 450,000 additional common shares of DundeeWealth in a series of transactions for aggregate cash consideration of $4.2 million.  We accounted for the increased ownership as a step acquisition, with the aggregate purchase price allocated to the fair value of the assets of DundeeWealth acquired, as illustrated in the table below.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$3,006
Other net assets	1,679
Future income tax liabilities	(458)
$4,227
Aggregate purchase price
Cash	$4,227
$4,227

Exposure to Asset-Backed Commercial Paper and Floating Rate Notes
At December 31, 2008, DundeeWealth held ABCP with a par value at maturity of $379.4 million.  A restructuring plan was completed on January 21, 2009, whereby DundeeWealth’s investments in ABCP were exchanged for longer-term FRNs.

The restructuring pooled certain assets of all the affected ABCP conduits and subsequently allocated them on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Certain larger investors participated in MAV 1 which required self-funding against possible margin calls by participants in a margin funding facility.  DundeeWealth is an investor in MAV 2, in which a third-party funding facility was established and generally funded by a group of third-party lenders.  Trusts with ABCP supported solely by traditional securitized assets were placed in a separate Master Asset Vehicle referred to as MAV 3.  DundeeWealth is also a participant in MAV 3.

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and are supported by notes designated as IA Tracking Notes which bear interest at the net rate of return generated by the corresponding designated tracking asset.

At closing of the restructuring, DundeeWealth exchanged its $379.4 million ABCP and received FRNs with a par value of $371.4 million.  DundeeWealth has no recourse to recover the remaining $8.0 million.  In September 2009, $3.9 million of the MAV 2 IA Tracking Notes were cancelled due to default of the underlying assets.

Subsequent to the implementation of the restructuring plan, DundeeWealth received principal and interest payments of $28.8 million and $19.2 million, respectively.  On December 29, 2009, DundeeWealth disposed of its investment in the Class A-1 and A-2 FRNs for net cash proceeds of $139.5 million, or approximately 52% of their par value.  All cash amounts received by DundeeWealth in respect of these investments were applied to reduce their carrying value.

DUNDEE CORPORATION

			Transactions during 2009
		Carrying	Principal			Market	Carrying
		Value	and Interest			Value	Value
		21-Jan-09	Repayments	Defaults	Disposition	Adjustment	31-Dec-09
Floating Rate Notes Received
MAV 2	Class A-1	$145,739	$(379)	$-	$(145,360)	$-	$-
MAV 2	Class A-2	123,577	-	-	(123,577)	-	-
MAV 2	Class B	22,433	-	-	-	-	22,433
MAV 2	Class C	9,023	-	-	-	-	9,023
MAV 2	IA Tracking	26,827	(327)	(3,890)	-	-	22,610
MAV 3	IA Tracking	14,152	(1,714)	-	-	-	12,438
MAV 3	TA Tracking	29,600	(26,371)	-	-	-	3,229
		371,351	(28,791)	(3,890)	(268,937)	-	69,733
	Provision and subsequent adjustments to carrying value	(201,873)	(19,232)	3,890	129,426	23,626	(64,163)
		$169,478	$(48,023)	$-	$(139,511)	$23,626	$5,570

The FRNs were designated as fair value financial instruments on receipt and are included with other trading securities in our consolidated balance sheet at fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with an asset.  The valuation approach applied by DundeeWealth uses publicly available information, either from DBRS or from the information statement outlining the restructuring plan and other industry information.

The Company’s determination of fair value of traditional assets continues to be based primarily on discussions with third party dealers or, where available, the most recent trading prices of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.  However, this valuation technique also requires making various assumptions that may not be supported by observable market prices or rates.  Generally and with all other factors remaining constant including the vintage of assets, the fair value of these assets is expected to decline in periods of increasing credit spreads.

Based on its analysis, DundeeWealth determined the fair value of its remaining portfolio of FRNs to be $5.6 million, or 8% of par value.

While DundeeWealth’s valuation technique, as outlined above, has taken into account recent market volatility and the implementation of the restructuring plan, there is no assurance that the pricing of these assets will not increase or decline in future periods or that following the restructuring, the restructured notes will trade at a market value which is the same as their fair value.  Furthermore, there is no assurance that DundeeWealth’s investments will trade at a value equivalent to their fair value.  As a result of these uncertainties, these estimates may change materially in subsequent reporting periods.

Exposure to Investments in Collateralized Loan Obligations
At December 31, 2009, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$87.7 million and Euro denominated CLOs with a par value of €15.5 million.  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 27 positions held, five were rated BBB, 12 were rated BB and the remaining 10 positions were investments in equity tranches.  During 2009, DundeeWealth earned $8.6 million (2008 – $13.9 million) of investment income from its portfolio of CLO investments.

In order to monitor the fundamental credit quality of loans supporting its CLO investments, DundeeWealth uses three macro measures that are relatively standard in assessing the underlying credit quality of loans in each CLO portfolio.  These macro measures include over-collateralization levels and triggers, the weighted average rating factor (“WARF”), and the size of the CLO’s CCC-rated bucket.  These fundamental indicators are tested at each interim financial statement date in order to determine whether there is evidence of other-than-temporary impairment in the portfolio.  Based primarily on its assessment of these factors, DundeeWealth concluded that its portfolio of CLO assets was other-than-temporarily impaired and accordingly, it recognized a fair value adjustment of $100.0 million and $9.5 million in net earnings at December 31, 2008 and June 30, 2009, respectively.

DUNDEE CORPORATION

During the second half of 2009, and consistent with general market conditions,  a number of market factors which had previously exerted downward pressure on CLO pricing exhibited significant improvements including increased liquidity and trading volumes, tightening credit spreads, and lower expectations of default rates.  As a result, pricing related to DundeeWealth’s CLO portfolio has also improved significantly.  The market appreciation on DundeeWealth’s portfolio of CLOs since June 30, 2009 has been included in other comprehensive income (“OCI”) as the increase was not objectively related to a credit event in the underlying collateral.

OTHER CHANGES IN FINANCIAL CONDITION

The following is a discussion of the more significant changes in DundeeWealth’s consolidated balance sheet items from December 31, 2008 to December 31, 2009.

Client Accounts Receivable, and Client Deposits and Related Liabilities
Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change to DundeeWealth’s financial position.  As at December 31, 2009, client accounts receivable were $401.8 million (2008 – $389.3 million) and consisted of $168.0 million in client margin accounts (2008 – $171.0 million) and $233.8 million in day-to-day settlement amounts (2008 – $218.3 million).  Client deposits and related liabilities were $472.6 million (2008 – $399.6 million).

Margin lending arrangements require clients to maintain certain collateral in their margin accounts.  Current economic and credit conditions have reduced the value of securities held as collateral against margin loans.  However, this decrease did not result in a financial loss to DundeeWealth at December 31, 2009, as margin deficiencies were resolved in a timely fashion as they occurred.

Trading Securities Owned and Securities Sold Short
Securities owned and securities sold short represent trading positions in securities at DundeeWealth’s investment dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful changes to DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As at December 31, 2009, securities owned and securities sold short totalled $118.0 million (2008 – $86.0 million) and $23.1 million (2008 – $44.0 million), respectively.

Bank Indebtedness
Dundee Securities has established call loan facilities for $81.1 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in our own financial position.  Amounts borrowed pursuant to these call loan facilities are reported as bank indebtedness.  At December 31, 2009, DundeeWealth had drawn $4.8 million (December 31, 2008 - $nil) against these facilities.

Accounts Receivable and Accounts Payable
DundeeWealth’s accounts receivable balance at December 31, 2009 increased to $146.0 million from $108.9 million at the end of 2008.  Included in the December 31, 2009 balance are performance fees associated with our investment products which will be paid in the first quarter of 2010.  These performance fees have associated direct expenses which contributed to an increased balance in accounts payable as at December 31, 2009.  At December 31, 2008, no performance fees were accrued in accounts receivable and, similarly, no performance fee expenses were accrued in accounts payable.

Deferred Sales Commissions
Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products which are then deferred and amortized over a period of five years.  The December 31, 2009 balance of $237.0 million represents an increase of $3.0 million over the balance of $234.0 million at the end of the prior year.  The $3.0 million increase includes $91.6 million of commissions paid during 2009, net of $88.7 million in associated amortization.

DUNDEE CORPORATION

Corporate Debt
On September 25, 2009, DundeeWealth completed an offering of $200 million aggregate principal amount of 5.10% Series 1 notes (the “Notes”) due September 25, 2014 for net proceeds of $197.9 million.  The Notes are unsecured obligations of DundeeWealth and will rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.

The Notes bear interest at a rate of 5.10% per annum payable semi-annually on March 25 and September 25 of each year.  During 2009, interest expense on the Notes was $2.9 million.

The Notes contain a prepayment option which, if exercised, would enable DundeeWealth to redeem and cancel the Notes at any time, at the greater of par or the “Canada Yield Price,” as defined in the prospectus for the offering.  The prepayment option is accounted for separately as an embedded derivative, and was determined to have a fair value of $nil at December 31, 2009.

The Notes are subject to certain debt covenants as outlined in the underlying trust indenture including, but not limited to, a negative pledge on security interests of any of its property or assets and restrictions on incurrence of additional indebtedness, the sale of assets, and amalgamations and acquisitions except where certain conditions listed in the trust indenture to the Notes are satisfied.  As of the balance sheet date, DundeeWealth is in compliance with all covenants associated with the Notes.

$500,000,000 – Revolving Term Credit Facility, DundeeWealth
On September 25, 2009, and following receipt of proceeds pursuant to the Notes issued, DundeeWealth repaid all amounts outstanding pursuant to its previously available $500 million revolving term credit facility and the facility was subsequently cancelled.

Series 1 Preference Shares, DundeeWealth
DundeeWealth has issued 6,225,000 4.75% cumulative redeemable first preference shares, series 1 (“Series 1 preference shares, DundeeWealth”) at a price of $25.00 per share.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.

These shares may be redeemed at the option of DundeeWealth at any time, at a price per share which declines over time in accordance with the terms of the shares, from $26.75 per share if such share is redeemed prior to March 13, 2010 to $25.00 per share if such share is redeemed after March 13, 2016 (the “Redemption Price Schedule”).

On redemption, DundeeWealth may convert the Series 1 preference shares, DundeeWealth to its common shares subject to regulatory approval.  If such election is made, the Series 1 preference shares, DundeeWealth will be converted on the basis of one Series 1 preference share, DundeeWealth for that number of common shares that is equal to the redemption price at the time of the conversion, determined in accordance with the Redemption Price Schedule, divided by the current market price of DundeeWealth’s common shares, determined in accordance with a formula.  DundeeWealth does not intend to make such an election if these shares are redeemed.

Financial Instruments
From time to time, DundeeWealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At December 31, 2009, DundeeWealth’s brokerage subsidiary held foreign exchange contracts which are being used to mitigate foreign exchange exposure.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheets.

DUNDEE CORPORATION

RESULTS OF OTHER WEALTH MANAGEMENT OPERATIONS

Ned Goodman Investment Counsel Limited
NGIC’s strategy is to acquire, develop and manage high quality assets and businesses that demonstrate an opportunity to achieve sustained growth and high returns in core sectors, as well as to increase asset management fee revenues over the long term.

At December 31, 2009, NGIC provided sub-advisory and investment services to approximately $3.1 billion of DundeeWealth’s AUM, earning $2.9 million (2008 - $3.2 million) and $4.8 million (2008 – $nil) in management and performance fees, respectively.  In accordance with accounting requirements, these amounts have been eliminated in our consolidated financial results.  In addition, during the latter part of 2009, Dundee Corporation seeded Ravensden Alternative Group Trust (“RAGT”) with approximately $2.5 million.  NGIC provides advisory and investment services to RAGT.

Dundee Merchant Bank and Garda Corporation
Our international wealth management operations include the activities of The Garda Corporation and The Dundee Merchant Bank, (formerly The Dundee Bank) which are carried out through offices in Bermuda and the Cayman Islands respectively.  During 2009, these subsidiaries earned revenues of $4.2 million (2008 - $4.6 million) and net operating earnings of $0.5 million (2008 – a net operating loss of $3.3 million).  As the businesses of The Garda Corporation and The Dundee Merchant Bank are primarily conducted in United States dollars, current year net operating earnings benefited from a substantial foreign exchange gain on translation to Canadian currency.

REAL ESTATE ASSET MANAGEMENT

Dundee Real Estate Asset Management
DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  At December 31, 2009, DREAM managed third-party assets with an estimated value of $3.3 billion.

DREAM also earns asset management revenue in respect of projects in which Dundee Realty has invested capital, including Dundee Realty’s investments in real estate and infrastructure projects.  In 2009, DREAM recognized $2.9 million of asset management revenues in respect of projects in which Dundee Realty has invested capital.  Similarly, the financial results reflect 100% of operating expenses incurred in managing these assets.  The portion of revenue that is earned in respect of Dundee Realty’s invested capital is eliminated in determining our consolidated financial results.

(in thousands of dollars)
For the years ended December 31	2009	2008
Revenues	$11,834	$16,311
Expenses	7,558	6,117
Margin	4,276	10,194
Termination fee	2,500	-
Operating profit	$6,776	$10,194

Value of assets under management:	$3,300,000	$5,500,000

Management fee revenues decreased to $11.8 million in 2009, from $16.3 million in 2008.  Revenues reflect asset management, acquisition and financing fees related to properties that DREAM currently manages.  In 2009, DREAM generated $6.8 million of operating profits, a $3.4 million decrease from 2008.  The decrease in management fees reflects the termination of an asset management agreement in the first quarter of 2009, as well as a decline in acquisition activity.  The decrease was partially offset by base management fees earned on Dundee Realty’s invested capital and a one-time $2.5 million termination payment.

DUNDEE CORPORATION

REAL ESTATE SEGMENT

DUNDEE REALTY CORPORATION

We began 2009 indicating that our real estate segment had not escaped the persistent uncertainty that continued to impact the world economy during the latter part of 2008 and early 2009.  While profit margins have been maintained, Dundee Realty focused its resources on servicing existing developments, using a cautionary management approach to ensure a strong financial position in a difficult economy, while carefully monitoring industry activity.  By the end of the second quarter of 2009, demand was sufficiently strong that Dundee Realty had to reconsider its strategy and increase its servicing to ensure sufficient inventory to meet demands.  In addition, in the fourth quarter of 2009, the lending environment began to change with financings being completed on advantageous terms, including reduced recourse and lower interest rates.  Both the financial and operating results in our real estate segment have supported and, in fact, exceeded our original expectations.  Propelled by strong buyer demand, housing and condominium activities throughout 2009 out-performed levels originally anticipated.

RESULTS OF OPERATIONS

Margins from Real Estate Operations
Real estate operations generated contribution margins of $60.3 million or 26.0% on revenues of $231.7 million during 2009.  This compares with contribution margins of $104.4 million or 27.1% on revenues of $384.9 million in 2008.

(in thousands of dollars)
	2009				2008
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$34,470	$27,161	$7,309	21.2%	$34,387	$26,855	$7,532	21.9%
Land	104,098	65,221	38,877	37.3%	168,594	109,671	58,923	34.9%
Housing and condominiums	90,117	79,017	11,100	12.3%	175,753	143,895	31,858	18.1%
Other	3,011	-	3,011	N/A	6,124	-	6,124	N/A
	$231,696	$171,399	$60,297	26.0%	$384,858	$280,421	$104,437	27.1%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties
Margins earned from revenue properties were $7.3 million in 2009 compared with $7.5 million in 2008.  The decrease was attributable to the Distillery Historic District mainly as a result of no longer consolidating 50% interest in the project as it no longer was a variable interest entity (“VIE”).

Dundee Realty owns a 50% interest in the Distillery Historic District (the "co-ownership") and at the time of acquisition, provided funds to the other co-owners to invest in the co-ownership.  The co-ownership was considered a VIE and Dundee Realty had been consolidating the accounts of the co-ownership.  In the second quarter of 2009, the co-owners repaid the funds owed to Dundee Realty from sales proceeds received from the Distillery condominium sales and as a result, Dundee Realty has determined that the co-ownership is no longer a VIE.

The Distillery Historic District in Toronto contributed $3.9 million to operating profits in 2009, a decrease of 21% compared to 2008 mainly as a result of no longer consolidating the co-owners’ 50% interest in the project.  Excluding this impact, the Distillery contributed $2.7 million during 2009, which is consistent with results in 2008.  Higher revenue generated by the addition of approximately 30,000 square feet of new retail space in 2009, that was 79% leased at December 31, 2009, was offset by lower event revenues, cost recovery adjustments and higher provision for doubtful accounts.

Dundee Realty’s ski operations in Colorado contributed $3.5 million to operating profits in 2009 compared to $2.7 million in 2008, representing an increase of 29%.  The increase was due, in large part to the appreciation of the US dollar.  The contribution margin from the Bear Valley ski area increased by $0.5 million compared to 2008, reflecting the favourable exchange rate as well as cost containment measures.  Economic problems experienced in the U.S. decreased the number of skier visits to Dundee Realty’s ski operations in the U.S.  However, through a focused implementation of cost control measures, Dundee Realty successfully increased margins by 6% before the impact of foreign exchange.

DUNDEE CORPORATION

Land
Revenue from land sales in 2009 was $104.1 million generating operating profits of $38.9 million or 37.3%.  This compares with revenue of $168.6 million generating operating profits of $58.9 million or 34.9% in 2008.  Net operating results in 2009 are net of asset management fees paid to DREAM.

Fewer lot and parcel sales in Regina and Calgary relative to 2008 resulted in a decrease in net operating profits of $18.1 million. However, higher land sales generated in Edmonton increased revenues by $24.1 million and net operating profits by $13.0 million over 2008, partially offsetting the decrease.  During 2009, Dundee Realty sold 854 lots (2008 - 920 lots) at an average selling price of $107,000 per lot (2008 - $125,000 per lot) and 42 parcel acres (2008 – 215 parcel acres) at an average price of $419,000 per acre (2008 - $286,000 per acre).

The average margin on land sales increased to 37.3% in 2009 from 34.9% in 2008, reflecting primarily higher margin lots and parcels sold at the Meadows project in Edmonton compared to 2008.   The Saskatoon and Edmonton markets performed well throughout 2009, selling virtually all available inventory.  Dundee Realty originally curtailed its development of new inventory in the early part of 2009 in response to general market conditions.  The Calgary market was impacted by availability of lots for sale in 2009, but Dundee Realty expects this situation to improve in 2010.  Overall, Dundee Realty anticipates increased sales volumes in Saskatoon, Regina and Edmonton in 2010, while Calgary is expected to generate lot sales from two new land purchases negotiated in December 2009.

There were only 20 lot sales in Calgary in 2009, compared to 210 lots in 2008.  Development of new lot inventories in Calgary is currently isolated to lands in High River, a development about an hour away from downtown Calgary.  Sales have been impacted as some of its affordability advantage has been eroded, as Calgary has shifted to a buyers’ market.  In 2009, Dundee Realty entered into agreements to acquire in excess of 200 acres of undeveloped land in Calgary adjacent to two existing projects.  These sites have received zoning approvals and, pending finalization of planning agreements, are expected to generate sales commencing in 2010 through to 2014.

The market in Edmonton has accelerated significantly in the second half of 2009 as our builders were purchasing new lots to meet increased demand.  Operating profits in 2009 were $24.1 million compared to $11.2 million in 2008, reflecting the increase in lot sales in the year.  Dundee Realty sold 332 lots and 10 parcel acres in Edmonton during 2009 compared to sales of 107 lots and 47 parcel acres in 2008.

Results in Regina were impacted by the mix of lots available for sale.  At Harbour Landing, Dundee Realty focused on the development of larger lots for which there was limited demand in 2009.  In 2010, Dundee Realty is developing more moderate sized lots in response to builder demand for this type of product.  Dundee Realty continues to develop the Lakeridge project, which is a mature mid-range development, and expects it to sell well in 2010.  Overall, Regina contributed $5.2 million on the sale of 164 lots and two parcel acres in 2009, lower than the $18.8 million generated in the same period in 2008, when 324 lots and 147 parcel acres were sold.

Saskatoon had strong results in 2009, particularly in the Stonebridge project.  Dundee Realty has excellent land holdings in Saskatoon with Willows, Stonebridge and Hampton Village providing residents with a wide selection of choices.  Operating profits in 2009 were $12.3 million compared to $8.0 million in 2008, mainly reflecting slightly higher margins on the sale of 314 lots and 30 parcel acres compared to 223 lots and 11 parcel acres sold in 2008.

Housing and Condominiums
Revenue from sales of housing and condominium units decreased in 2009 to $90.1 million from $175.8 million in 2008, generating operating margins of $11.1 million and $31.9 million, respectively.  The revenue decrease of $85.7 million in 2009 is primarily attributable to sales of condominium units at the Pure Spirit project in Toronto in 2008.  An additional 19 units at the Pure Spirit condominium units closed in 2009, bringing the total sales to 379 out of 383 units.

DUNDEE CORPORATION

Housing operations in western Canada continued to achieve modest growth compared to 2008, which translated into a $3.4 million increase in operating profits, mainly as a result of strong demand and higher average selling prices.  Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 18.3% in 2009 from 15.5% in 2008. During 2009, housing operations in western Canada sold 203 units (2008 – 229 units) at an average selling price of $344,000 per unit (2008 - $265,000 per unit), translating into a $12.8 million operating profit compared to a $9.4 million operating profit in 2008.  At December 31, 2009, there were 123 housing units under construction of which 76 were pre-sold.  Dundee Realty expects to have a profitable year in Regina and Saskatoon as the oversupply of lots that existed last year has been absorbed.

The closing of 10 condominium units at the Base Camp One project in Colorado generated revenues of $6.9 million and $1.2 million of contribution margin, before provision for impairment of $3.5 million.  Due to difficult market conditions in the United States, only two more contracts are expected to close by the end of 2010.  A new marketing plan will be implemented in 2010 with sales of the remaining units to be completed by 2013.  A provision for impairment of $3.5 million was recognized during 2009 reflecting current market conditions and discounted pricing under the new marketing plan.

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets decreased by approximately 1% since December 31, 2008 to $440.9 million at December 31, 2009.

(in thousands of dollars)
As at	December 31, 2009	% Change	December 31, 2008

Land	$302,863	6%	$285,346
Housing and condominiums	75,502	(22%)	96,929
Revenue properties	62,506	(2%)	63,951
	$440,871	(1%)	$446,226

In the second quarter of 2009, Dundee Realty deconsolidated 50% of the Distillery Historic District co-ownership, including capital, real estate and other assets of $26.0 million, corporate debt of $20.0 million, and net working capital of $3.4 million.

Land Under Development and Land Held for Development
Dundee Realty’s portfolio of land under development and held for development extends across Canada and the United States.  The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $302.9 million at December 31, 2009, a 6% increase over $285.3 million at December 31, 2008.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land Under Development
				Number of	Total
As at December 31, 2009	Cost	Acres	Cost	Lots	Cost
Saskatoon	$45,883	2,324	$31,043	270	$76,926
Regina	17,297	1,202	35,013	133	52,310
Calgary	65,832	1,015	19,014	19	84,846
Edmonton	32,229	525	35,389	407	67,618
Toronto	327	-	14,776	102	15,103
USA	6,060	7	-	-	6,060
	$167,628	5,073	$135,235	931	$302,863

Aggregate development costs on land were approximately $62.7 million during 2009 and were incurred mainly in the Harbour Landing project in Regina, the Stonebridge project in Saskatoon and the Meadows project in Edmonton.  During 2009, Dundee Realty acquired 256 acres of land in east Saskatoon, for $4.2 million and the remaining 50% interest in the Willows development project, which includes 76 lots and 23 acres of land in Saskatoon from its joint venture partner for $5.8 million.  In addition, Dundee Realty has agreements to purchase over 200 acres of zoned land in Calgary for approximately $49 million, of which

DUNDEE CORPORATION

$13.3 million was on deposit at December 31, 2009.  Dundee Realty expects to generate sales commencing in 2010 on these purchases.

(in thousands of dollars)

Balance of land inventory, December 31, 2008	$285,346
New acquisitions completed during the year	10,048
Costs of development	62,738
Transfer to cost of goods sold	(56,857)
Transfer of land from condominium development	2,384
Other	(796)
Balance of land inventory, December 31, 2009	$302,863

Inventory of Housing and Condominiums
Housing and condominiums inventory decreased by 22% to $75.5 million as at December 31, 2009 compared with $96.9 million at December 31, 2008.

(in thousands of dollars)

Balance of housing and condominium inventory, December 31, 2008	$96,929
Costs of development	61,007
Transfer to cost of goods sold	(66,697)
Transfer cost to revenue properties and land	(2,722)
Deconsolidation of variable interest entity	(8,527)
Provision for impairment	(3,500)
Other	(988)
Balance of housing and condominium inventory, December 31, 2009	$75,502

Closing of the 383-unit Pure Spirit condominium at the Distillery Historic District occurred in May 2009 with net proceeds of $85.8 million used to repay construction financing of approximately $58.6 million, and with the balance reducing the amount owing on Dundee Realty’s revolving term credit facility.  The southeast corner project, originally a two-tower condominium development project on the Distillery site, has been modified into a two-phase project with re-zoning and official plan amendments having been approved.  Phase 1 of the project, the 347-unit Clear Spirit tower, is 95% pre-sold at December 31, 2009 and construction commenced in September 2009 with anticipated closings in 2012.  Phase 2 of the project, the Gooderham tower, is over 78% pre-sold and construction is expected to commence in the spring of 2010.

The Corktown project in Toronto is progressing well with Phase 1 and Phase 2 both being 88% pre-sold, with anticipated closings in 2010 and 2011 respectively.  Two Gladstone Avenue, a 54-unit condominium project in Toronto is 78% pre-sold and construction is expected to commence in the spring of 2010.

Construction is complete on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  During 2009, ten closings were completed and two more contracts are expected to close in early 2010.

DUNDEE CORPORATION

The table below illustrates some of the more significant projects being undertaken by Dundee Realty in the housing and condominium business:

(in thousands of dollars)
As at Dec. 31, 2009	Location	Number of houses/condo units	Cost
Single family homes	Saskatoon	69	$11,527
	Regina	61	10,536
	Toronto	253	1,541
			23,604
Condominiums
Pure Spirit	Toronto	4	387
Clear Spirit	Toronto	347	7,194
Gooderham	Toronto	316	2,187
Corktown	Toronto	313	18,535
Two Gladstone	Toronto	54	2,258
Base Camp One	Colorado	54	17,951
Red Sky Ranch	Colorado	1	2,123
Other		2	1,263
			51,898

			$75,502

Subsequent to year-end, Dundee Realty entered into an agreement to acquire an interest in the historic King Edward Hotel in downtown Toronto.  Dundee Realty will act as the developer on the conversion of certain vacant space into condominiums.

 Revenue Properties

(in thousands of dollars)

Balance of revenue properties, December 31, 2008	$63,951
New acquisitions completed during the year	2,227
Additions during the year	20,745
Depreciation and amortization	(4,416)
Deconsolidation of variable interest entity	(17,945)
Other	(2,056)
Balance of revenue properties, December 31, 2009	$62,506

In 2009, Dundee Realty, through its 20% interest in Firelight Infrastructure Fund, invested $18.8 million in the Dalhousie Mountain windmill project in Nova Scotia.  The expenditures were comprised of site preparation costs, and the purchase and installation of wind turbines and transmission equipment.  Construction was completed in December 2009 with project costs favourable to budget by $2.5 million on a 100% basis.  Commercial operations will commence in the second quarter of 2010 upon completion of testing and certification.

Dundee Realty, through a 50% joint venture arrangement, acquired three retail units in Toronto for $1.1 million.  In December 2009, Dundee Realty also acquired the remaining 50% interest in the Willows golf course from its joint venture partner for $1.1 million.

Capital expenditures related to other properties were minimal as Dundee Realty limits spending to essential items.

Real Estate Debt
Real estate debt as at December 31, 2009 was $180.8 million (December 31, 2008 - $268.8 million) including $75.4 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  As at December 31, 2009, $50.1 million (December 31, 2008 - $59.0 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 7.55% (December 31, 2008 – 6.26%) and

DUNDEE CORPORATION

matures between 2010 and 2030.  A further $130.7 million (December 31, 2008 - $209.8 million) of real estate debt is subject to a weighted average variable interest rate of 4.8% (December 31, 2008 – 4.3%) and matures between 2010 and 2018.

The revolving term credit facilities include a revolving term credit facility available up to a formula-based maximum not to exceed $150 million.  The facility bears interest at prime plus 3% or at corporate bankers’ acceptance rate plus 4.25%.  The facility is secured by a general security agreement and first charges against lots and parcels, as well as certain land held for development in Saskatoon, Regina, Calgary and Edmonton.  At December 31, 2009, Dundee Realty had drawn $101.3 million against its revolving term credit facility, including $25.9 million in the form of letters of credit.  The facility was renewed on October 16, 2009 and expires on November 30, 2011.

Dundee REIT

Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At December 31, 2009, Dundee REIT’s portfolio consisted of approximately 7.4 million square feet of gross leasable area across Canada.

Net operating income in Dundee REIT increased 6% in 2009, reflecting comparative property growth and the contribution from over $380 million of acquisitions completed in the year.  Rental revenues increased 7% year-over-year.  Notwithstanding a difficult economic environment, occupancy remains strong at over 95%.

Equity earnings of $2.0 million from our investment in Dundee REIT in 2009 were offset by dilution losses of $3.2 million.  This compares with net equity earnings of $1.5 million during 2008.

Subsequent to year-end, Dundee REIT completed two additional acquisitions.  Adelaide Place in downtown Toronto was acquired for $211 million, with Dundee REIT securing a $120 million five-year mortgage at 4.8% on the property.  Aviva Corporate Centre in eastern Toronto was acquired for $45.7 million and included the assumption of debt of $30.6 million.

Dundee REIT raised approximately $174 million in equity financings completed in September 2009 and in January 2010.  In March 2010, Dundee REIT completed an additional public offering of units for proceeds of $115 million.  Dundee Corporation did not participate in these offerings.

At December 31, 2009, Dundee Corporation owned 0.9 million Dundee REIT units and 3.5 million units of DPLP, representing a combined 18% interest in Dundee REIT.  We continue to equity account our investment in Dundee REIT, as we remain involved in certain aspects of the business.  At December 31, 2009, the market value of our investment in Dundee REIT was $90.2 million.  Pursuant to the exchange feature of our exchangeable debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at December 31, 2009, had a market value of $6.6 million.  We have pledged sufficient Dundee REIT units against this liability to fully satisfy any potential obligation.  In 2008, the Company disposed of 12,669 Dundee REIT units to settle the exchange feature on $0.4 million of our exchangeable debentures and realized a gain of $0.1 million.

Dundee Corporation received distributions from Dundee REIT of $9.5 million (2008 - $8.4 million).  Dundee Corporation received cash for all distributions earned in 2009.

DUNDEE CORPORATION

RESOURCES SEGMENT

Net earnings in the resources segment for the year ended December 31, 2009, were $9.5 million compared to net losses of $191.8 million during 2008.  Prior year earnings include an other-than-temporary impairment in our resource investments of $149.5 million.

Earnings from resource-based equity accounted investments were $7.5 million for the year ended 2009, compared with equity losses of $37.2 million in 2008.

Eurogas Corporation

Spanish Oil and Gas Projects
Eurogas holds a 73.7% interest in Castor UGS Limited Partnership (“CLP”), which in turn holds a 33% interest in the Spanish Castor Exploration Permit through its investment in Escal, giving Eurogas an effective interest of 24.6% in the Castor UGS Project.  The Castor Exploration Permit covers the abandoned Amposta Oilfield, which will be utilized by Escal for its underground gas storage project (“Castor UGS Project”).

On December 20, 2007, CLP entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) and Enagas, S.A. (the “ACS Transaction”) pursuant to which Escal issued shares to ACS for cash proceeds of $5.1 million such that ACS increased its ownership interest in Escal from 5% to 66.67%, reducing CLP’s interest to 33.33% from 95%.  The ACS Transaction was completed in May 2008 following receipt of the Castor UGS Project development concession.  Our results in 2008 include a $5 million dilution loss relating to the transaction.

The ACS Transaction provided for the repayment of approximately €27.9 million (CDN$43.4 million) by ACS to CLP, representing CLP’s investment in the Castor UGS Project.  As at December 31, 2009, CLP had received €27.1 million (CDN$43.4 million) against amounts receivable and approximately €0.4 million (CDN$0.7 million) remained outstanding.  CLP may receive further amounts up to a maximum of €2.6 million (CDN$4.1 million) at a future date, should some or all of the expenditures associated with those investments be recognized for remuneration within the Castor UGS Project.

In accordance with the terms of the ACS Transaction, ACS is responsible for providing equity and arranging bridge and project financing for the Castor UGS Project, including providing all guarantees that may be required from the lenders and by the Spanish authorities to the point of formal commissioning of the project into the Spanish gas system, which is scheduled to begin with gas injection by 2012.

Escal and its shareholders have engaged a group of banks to lead a process to obtain a 10-year loan for up to a maximum of €1.575 billion to finance the construction and commissioning of the Castor offshore and onshore facilities including pipelines, interest and guarantees during construction.  This mandate has been given to Banco Español de Crédito, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Banco Santander, S.A. and Société Général (jointly the “Coordinating Banks”).  The Coordinating Banks have initiated the process of procuring potential participants in a financing syndicate, which is expected to be completed in the first half of 2010.

Onshore Site
The local authorities approved the site for the proposed onshore facilities in early 2008 and Escal has completed the procurement of land.  The routing of the subsea pipeline from the shore to the site of the onshore facilities has been established and the necessary right of ways will be granted as part of the Administrative Authorization Permit which is expected shortly.  Earth works on the site is expected to commence in early 2010.

DUNDEE CORPORATION

Engineering, Procurement, Construction (“EPC”)
Escal has submitted its budget to the Ministry of Industry with planned spending of $1.7 billion (€1.131 billion).  As at December 31, 2009, $344 million (€229 million) had been spent.  The budget outlines spending for permitting, engineering, procurement and land acquisition.  ACS, in its capacity as the overall EPC contractor, has awarded most of the major contracts, including the EPC and the transportation of the two offshore platforms, namely, the wellhead platform and the process platform, the drilling of 12 offshore wells, and the EPC of the onshore facilities.  EPC contracts are pending for the installation of the onshore and offshore pipelines.

Detailed engineering for all facets of the project is underway.  The pipe required for the drilling of the wells has been procured and delivery is expected in the near future.

Enagas S.A. has contracted and will pay for the construction of the pipeline needed to connect the Castor onshore facility to the national gas pipeline grid.

Escal expects to complete the wellhead platform and start construction of the process platform in the second quarter of 2010, followed by drilling operations beginning in the third quarter, and commencement of pipeline construction in the fourth quarter.  The targeted completion date for the Castor Project is mid-2012.

For the year ended December 31, 2009, Eurogas earned operating EBITDA of approximately $0.7 million, including interest income on its investments of $2.7 million, offset by operating costs of $2.0 million, mostly relating to personnel oversight of developments in the Castor UGS Project.

Step Acquisition in Eurogas Corporation during 2009
During 2009, we increased our ownership interest in Eurogas to 54% through the purchase of 1.5 million common shares in a private transaction.  The shares were acquired for aggregate cash consideration of $0.9 million.

Eurogas International Inc.

Tunisian Oil and Gas Projects

Business Reorganization of Eurogas International Inc.
In 2008, Eurogas completed a restructuring plan that distributed 100% of its common share interest in EII as a dividend-in-kind to shareholders of Eurogas (the “Restructuring”), such that each shareholder of Eurogas received one newly issued common share of EII for every five shares of Eurogas held.  Immediately prior to the Restructuring, Eurogas had exchanged its previous interest in the common shares of EII for 32,150,000 newly issued Series A Preference Shares and 31,143,635 newly issued common shares of EII that were then distributed as a dividend.  Eurogas continues to hold the Series A Preference Shares which pay a fixed preferential cumulative dividend of 4% per annum and have a redemption value of $32.15 million.  On March 31, 2009, the common shares of EII were listed on the Canadian National Stock Exchange (“CNSX”).

Agreement with Delta Hydrocarbons B.V. (“Delta”)
In April 2008, EII and Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), its operating partner, announced that they had entered into a series of agreements (the “Delta Agreements”) with Amsterdam-based Delta, whereby Delta acquired a 50% interest in the Sfax Permit and the Ras El Besh Concession (the “Joint Venture”) and a 50% interest in Innovative Production Services, Ltd. (“IPS”) in exchange for the expenditure by Delta of an aggregate US$125 million.  The arrangements with Delta provided that in the event Delta did not fulfill its spending commitment, the 50% participating interest that was assigned to Delta would be subject to reversal and EII’s and APEX’s interest in the Joint Venture and IPS would revert to 45% and 55%, respectively.

DUNDEE CORPORATION

In May 2009, EII announced that, together with APEX, it had reached an agreement with Delta with respect to Delta's previously expressed desire to exit from the Joint Venture and the related agreements.  Under this exit agreement, Delta reassigned its 50% participating interest in the Sfax Permit, the Joint Venture and in IPS to the original Joint Venture partners, including EII.  In exchange, Delta will be entitled to a portion of certain payments, if and when received by the Joint Venture, including a share of the proceeds from the cost oil portion of any future production revenues and a share of the proceeds from any sale or lease of the mobile oil production unit held in IPS, to a maximum of US$20 million.

Prior to the exit agreement, capital expenditures in respect of EII’s Tunisian asset pool were substantially funded by Delta pursuant to its US$125 million spending commitment.  On completion of the reassignment, EII's and APEX’s participating interest in the Sfax Permit, and the Joint Venture and IPS reverted to 45% and 55%, respectively.  Accordingly, EII is responsible for 45% of ongoing capital expenditures related to these initiatives.

Sfax Permit Update
EII is currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds an interest in the 1.0 million acre Sfax Permit.  EII is the non-operating partner in the permit.  All costs associated with the Sfax Permit are capitalized as part of the exploration and evaluation phase of operations.  During 2009, an aggregate of $3.4 million (2008 - $3.4 million) was capitalized to the Tunisian asset pool.

EII, on behalf of the Joint Venture, is overseeing the reprocessing of four 3-D seismic surveys on the Sfax Permit.  The 340 km2 Sfax program over the Ras-El-Besh and Jawhara oil prospects is now complete and mapping has commenced.  The 60 km2 and 460 km2 programs for Salloum and the Kerkennah Banks, respectively, and a portion of the older Ashtart 3-D survey will be reprocessed during the first half of 2010.  Selected 2-D seismic lines will also be reprocessed to support the mapping of prospects and leads on the permit.  Once this reprocessing is complete, EII, together with its joint venture partner, will remap the prospects and leads, then seek a new farmout partner to continue its exploration program, including the drilling of an exploration well to satisfy an outstanding drilling obligation pursuant to the Sfax Permit arrangements.

Seawolf Litigation
APEX, as operator under the Sfax joint venture commenced arbitration proceedings against Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited (collectively, “Seawolf”) under the rules of the London Court of International Arbitration (“LCIA”).  APEX filed a statement of case seeking damages for misrepresentations and breach of contract as well as payment of indemnities, pursuant to a drilling contract awarded to Seawolf in 2008.  Seawolf responded to APEX’s claims and filed a counterclaim.  APEX is in the process of preparing for the LCIA hearing, which is scheduled for the second quarter of 2010.  During the third quarter of 2009, APEX was successful in obtaining a default judgment against Seawolf in the state of Texas.  EII would be entitled to its share of any proceeds from this settlement, subject to the terms of the joint venture agreement.

Breakwater Resources Ltd.

Breakwater is a mining, exploration and development company that produces zinc, copper, lead and gold concentrates.  During 2009, Breakwater had operations in Canada, Chile and Honduras.  Breakwater also owns base metal and gold exploration properties in Canada, Honduras, Chile and Tunisia.

In the second quarter of 2009, Breakwater completed a public offering of its common shares for net proceeds of $21.4 million.  The offering included the issuance of 230 million units of Breakwater at $0.10 per unit.  Each unit consisted of one common share and one-half of a warrant.  Each whole warrant entitles the holder to purchase one common share at a price of $0.12 per share until April 9, 2014.  In order to maintain its pro rata ownership interest in Breakwater, Dundee Corporation purchased 58 million units pursuant to the offering at a cost of $5.8 million.

DUNDEE CORPORATION

During 2009, Breakwater reported net earnings of $0.8 million on gross sales revenue of $226.4 million, compared with a net loss of $88.3 million on gross sales revenue of $398.1 million during 2008.  Gross sales revenue declined year-over-year as a result of both the placing of the Langlois mine in Quebec on care and maintenance at the end of October 2008, as well as lower planned production at the Myra Falls and Toqui locations.  The decline in gross sales revenue was partially offset by higher production at the Mochito location.  Net earnings improved year-over-year as a result of lower treatment and marketing costs, lower direct operating costs and a $46.5 million writedown of mineral properties at Myra Falls, Mochito and Caribou which was recognized in 2008.

Concentrate sold during the year ended December 31, 2009 decreased by 42% over concentrate sold in the prior year, mainly as a result of the temporary suspension of the Langlois mine.  This resulted in a $171.7 million or 43% decrease in gross sales revenue compared with the prior year.  As previously indicated, partially offsetting the effect of lower gross sales revenue and concentrate sold, is a $71.1 million reduction in treatment and marketing costs, a $125.6 million reduction in direct operating costs and cost improvements at all remaining operations.

In 2009, Breakwater entered into three royalty agreements whereby Breakwater sold a “Basic Royalty” on a portion of the payable zinc production, over the life of the Myra Falls mine located in British Columbia.  Breakwater received $95.6 million in consideration, which included royalty income of $86.1 million and indemnity fees and interest of $9.5 million.  The cash received of $86.1 million was placed with a financial institution, for which Breakwater took back promissory notes.  The balance of $9.5 million will be used for general working capital purposes.

On September 30, 2009, Breakwater’s collective bargaining agreement at its Myra Falls location expired.  Breakwater has renewed the collective bargaining agreement for a three year period with an expiry date of September 30, 2012.

Equity earnings from our investment in Breakwater were $4.1 million (2008 - $18.5 million loss) for the year ended December 31, 2009.  At December 31, 2009, we held 171 million shares of Breakwater, representing a 25% interest.  The market value of our investment was approximately $70.1 million.  In addition, we acquired 29 million warrants as a result of our participation in Breakwater’s public financing.  These warrants are listed on the TSX (BWR.WT.A).  At December 31, 2009, these warrants had a market value of approximately $8.4 million.

Dundee Precious Metals Inc.

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals properties.  Its primary interests include a 100% ownership in the Bulgarian-based Chelopech mine, a producer of gold, copper and silver concentrate.  Through its 95% ownership of Deno Gold Mining Company CJSC (“Deno Gold”), Dundee Precious also has an interest in the Kapan mine, a gold, copper, zinc and silver concentrate producer, operating in Armenia.  Dundee Precious also holds a 100% interest in the Krumovgrad development stage gold property in Bulgaria, and numerous other exploration properties in one of the larger gold-copper-silver mining areas in Serbia.

Net revenue from sales of concentrates of $154.5 million for the year ended December 31, 2009 was $49.5 million or 47% higher than the corresponding prior year.  The increase was due to a 28% increase in deliveries, net favourable mark-to-market adjustments and final settlements, the favourable impact of a weaker Canadian to U.S. dollar exchange rate and a 12% increase in the price of gold.  The increase was partially offset by a 26% decrease in the price of copper.  In addition, during the second quarter of 2009, Dundee Precious completed the sale of its Back River exploration project in Nunavut to Sabina Gold & Silver Corp. (“Sabina”) in exchange for $7.0 million in cash, 17 million of Sabina’s common shares, and 10 million special warrants of Sabina.

Gross profits from mining operations were $45.2 million for the year ended December 31, 2009, compared with a gross loss of $4.6 million in the prior year.  The increase in gross profits from mining operations was due to increased metal prices, higher deliveries of concentrate produced at Chelopech as a result of improved ore grades and recovery rates, as well as lower production costs at both the Chelopech and Deno Gold locations.

DUNDEE CORPORATION

During 2009, Dundee Precious reported net earnings of $5.0 million compared with a net loss of $79.2 million in 2008.  The increase in net earnings reflects higher gross profits from mining operations of $49.9 million resulting from higher deliveries of concentrates, improved metal prices, improved operating performance and reductions in exploration and administrative expenses.  This improvement was partially offset by lower investment and other income.

We realized equity earnings from our investment in Dundee Precious of $5.8 million during 2009 (2008 - $17.9 million loss).  At December 31, 2009, we held approximately 19.4 million shares and 3.9 million warrants of Dundee Precious, representing an interest of approximately 20%, and an aggregate market value of $74.4 million.

Metals Processing Facility Project
In November 2009, Dundee Precious announced that the Bulgarian Supreme Administrative Court (the “Court”) had revoked the Environmental Impact Assessment (“EIA”) for the planned construction of a new metals processing facility (“MPF”) at the Chelopech location.  The Court returned the EIA to the Ministry of Environment and Waters for another review.  Dundee Precious has appealed this decision.  In addition, in January 2010, Dundee Precious received the Seveso (working with hazardous substances) permits for the MPF.  On January 28, 2010, Chelopech received an appeal claim against the Integrated Pollution Prevention and Control (“IPPC”) permit from a group of NGOs.  The first hearing under the IPPC appeal is scheduled for May 19, 2010.  The IPPC and the Seveso permits are prerequisites for the issuance of the MPF construction permit.  Pending the receipt of all necessary permits to commence construction of the MPF and satisfactory resolution of all appeals related to such permits and the EIA, Dundee Precious will considerably limit its activities with respect to the advancement of the MPF project.  However, the outcome of the MPF appeal process does not impact Chelopech’s current mining operations and the construction of the mine and mill expansion currently being implemented.

Acquisition of Tsumeb Smelter Assets and Related Business
On March 25, 2010, Dundee Precious completed a purchase agreement with Weatherly International plc (“WTI”) for the purchase of WTI’s Tsumeb smelter assets and related business for US$33 million, consisting of US$18 million in cash and the issuance of approximately 4.4 million common shares of Dundee Precious.  Further, Dundee Precious has an agreement with Louis Dreyfus Commodities Metals Suisse SA (“LDC”), the smelter tolling agent, to settle approximately US$11.4 million of metal exposure and outstanding debt of LDC through a payment of US$2 million and issuance of US$9.4 million in common shares of Dundee Precious.  LDC will continue to have exclusive rights to source the balance of the concentrate for the Tsumeb smelter through to 2020, other than the Chelopech long-term supply contract.

Sale of the Timok Project
In January 2010, Dundee Precious entered into a non-binding letter of intent with PJV Resources Inc. (“PJV”) and Rodeo Capital Corp (“Rodeo”) for the sale of its Timok gold project through the disposition of its Serbian subsidiary, Dundee Plemeniti Metali d.o.o.  As consideration for the sale, Dundee Precious will ultimately receive a 60% interest in PJV or any successor corporation to PJV formed pursuant to a proposed business combination between PJV and Rodeo.

Sale of the Surdulica Molybdenum, Tulare Copper/Gold and Karmanica Gold Projects
In 2010, Dundee Precious announced it has entered into a non-binding letter of intent with Queensland Minerals Ltd. (“QML”) for the sale of its Surdulica molybdenum, Tulare copper/gold and Karmanica gold projects and all associated assets and liabilities located in Serbia.  As consideration, Dundee Precious will receive a 47.5% interest in QML.  Dundee Precious will also receive a cash payment representing restricted cash held by the Serbian government as collateral against the Serbian assets.

Public Offering of 20 Million Common Shares of Dundee Precious at $3.30
On March 15, 2010, Dundee Precious completed a public offering of 20 million of its common shares at a price of $3.30 per share, for aggregate gross proceeds of $66 million.  The proceeds of the offering will be used for ongoing operating and working capital requirements, capital expenditures (including the payment of cash consideration and capital expenditures to sustain operations on the Tsumeb smelter, project capital for the Chelopech mine expansion and the deposit of a portion of the financial guarantee for environmental and rehabilitation costs of the Chelopech mine and facilities) and general corporate purposes.  Dundee Corporation acquired 8,881,200 common shares in the public offering increasing our interest in Dundee Precious from 20% to 24%.

DUNDEE CORPORATION

Other Equity Accounted Investments in Dundee Resources

Odyssey Resources Ltd. (“Odyssey”) – Odyssey is a Canadian-based junior exploration company focused on the acquisition, exploration, discovery and development of mineral resource properties.  Odyssey recently entered into an agreement to acquire a 50% interest in two properties, namely the FCI and Auclair properties, located in the James Bay region of Quebec.  In the fourth quarter of 2009, Odyssey completed a non-brokered private placement of 4,750,000 flow-through common shares for total proceeds of $950,000.  Dundee Corporation did not participate in the offering.  The gross proceeds will be used to advance work being conducted on the FCI and Auclair properties.  As at December 31, 2009, we held 11.4 million shares of Odyssey with a market value of $2.1 million, representing an approximate 31.4% interest.  During 2009, we recognized equity losses from our investment in Odyssey of $1.2 million (2008 - $0.4 million).

Valdez Gold Corporation (“Valdez”) – Valdez is a natural resource company, specializing in mineral exploration.  Valdez is currently exploring for precious and base metals with ongoing projects in locations in the prolific mineral rich Sierra Madre gold belt in the state of Chihuahua, Northern Mexico.  At December 31, 2009, we held 26.5 million shares of Valdez with a market value of $2.6 million, representing an approximate 33% interest.  During 2009, we realized an equity loss of $0.5 million (2008 – earnings of $0.1 million) from our investment in Valdez.  Subsequent to December 31, 2009, Valdez announced a non-brokered private placement of 7,500,000 flow-through common shares at a price of $0.12 per flow-through common share.  Dundee Corporation purchased 7.1 million shares pursuant to the offering, increasing its ownership interest in Valdez to 38.6%.

Corona Gold Corporation (“Corona”) – Corona is a resource-focused exploration, development and investment company.  At December 31, 2009, we held approximately 5.0 million shares of Corona with a market value of $2.0 million representing an approximate 26% interest.  For the year ended December 31, 2009, we recorded $0.7 million (2008 – $0.3 million) in equity losses relating to our investment in Corona.

Other Resource-Based Portfolio Investments

African Minerals Limited (“African Minerals”) – African Minerals is a mineral exploration and development company with significant iron ore and base metal interests in Sierra Leone, West Africa.  During the third quarter of 2009, we purchased 4.0 million common shares of African Minerals at a cost of $18.4 million.  The common shares were purchased as part of a 25.5 million treasury issue of new common shares that allowed African Minerals to raise gross proceeds of £63.8 million.  The proceeds of the financing will be used to fast-track work on a feasibility study of the Tonkolili iron ore deposit and its associated port, rail and power infrastructure projects, and to provide general working capital.  At December 31, 2009, the market value of our investment in African Minerals was approximately $25.0 million.

Subsequent to December 31, 2009, we increased our ownership interest in African Minerals by purchasing a further 1.6 million shares as part of a 20 million public share offering at £4.00 per share.

Cudeco Limited (“Cudeco”) – Cudeco is a mineral exploration and evaluation company, primarily of the Rocklands Group Copper Project in Cloncurry, Queensland.  During the fourth quarter of 2009, we sold our 3 million share interest in Cudeco for gross proceeds of $17.5 million (AUS$18 million), realizing a profit of $7.5 million.

Iberian Minerals Corp. (“Iberian”) – Iberian is a Canadian-listed global base metals company with interests in Spain and Peru.  At December 31, 2009, we held a $25 million debenture interest which is convertible into 18 million common shares and nine million warrants.  In the fourth quarter of 2009, Iberian announced that it had commenced commercial production at the Aguas Tenidas Mine in Spain.  Iberian established a bridge financing facility with Trafigura Beheer B.V. (“Trafigura”) of US$21 million which may be utilized for this project.  As consideration, Iberian issued common share purchase warrants to Trafigura which may, in the future, dilute our interest in Iberian.  In addition to our investment in the $25 million debenture, we also own 6.5 million shares of Iberian that, at December 31, 2009, had a market value of $3.1 million.

DUNDEE CORPORATION

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments
Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments and dividend and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of OCI.

Selling, General and Administrative
Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $9.3 million during the year ended December 31, 2009 compared with $10.9 million during 2008, reflecting lower compensation costs.

Corporate Interest Expense
Corporate interest expense was $14.6 million for the year ended December 31, 2009 compared with $9.5 million in 2008.  Included in interest expense is a mark-to-market adjustment loss of $2.4 million related to the redemption right on our Preference shares, series 1.  For accounting purposes, the redemption right is considered an embedded derivative and is therefore reported in earnings on a mark-to-market basis.  In the prior year, we had recorded a $0.7 million adjustment gain relating to this embedded derivative.  Interest expense on our revolving term credit facility during 2009 (see “Other Consolidated Balance and Capital Structure – Corporate Debt”) increased by approximately $1.8 million compared with 2008, reflecting the revised terms of the current revolving term credit facility, including increased standby fee charges and arrangement fees.

Income Tax Expense
The Company’s effective income tax rate was 28.4% in 2009 (2008 – 22.5%).  The effective tax rate in 2009 was below the statutory combined federal and provincial tax rate of 33% primarily as a result of the reversal of tax reserves taken in prior years which have now been resolved, partially offset by non-deductible items, including stock based compensation and preference share dividends.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2007	$411,828	$274,745	$-	$14,322	$4,544	$705,439
Business acquisitions	7,691	-	16,417	-	-	24,108
Sale of subsidiary	(25,314)	(218)	-	(3,560)	-	(29,092)
Allocation of step purchase fair values	(18,238)	62,021	-	-	-	43,783
Amortization	-	-	(821)	(1,302)	(1,331)	(3,454)
Balance, December 31, 2008	$375,967	$336,548	$15,596	$9,460	$3,213	$740,784
Amortization	-	-	(1,642)	(946)	(1,330)	(3,918)
Allocation of step purchase fair values	(2,041)	1,530	-	-	-	(511)
Balance, December 31, 2009	$373,926	$338,078	$13,954	$8,514	$1,883	$736,355

In the prior year, DundeeWealth acquired Aurion and DWUS which together, resulted in an increase of $7.7 million in goodwill and $16.4 million in institutional management contracts.  The institutional management contracts are being amortized over their estimated life of ten years.  The disposition of DundeeWealth’s Quebec-based mutual fund dealer and insurance distribution operations included a disposition of $25.3 million in goodwill and $3.6 million in funds under administration.

The increases in the carrying value of the investment management contract and the associated reduction in goodwill in each of 2009 and 2008 resulted from step acquisitions in DundeeWealth as discussed under “Step Acquisitions in DundeeWealth during 2009”.

DUNDEE CORPORATION

Corporate Debt

(in thousands of dollars)
			Revolving Term Credit Facilities
	$9.5 million			$500 million	$150 million	Real
	Exchangeable	$200 million	$200 million	Dundee	Dundee	Estate
	Debentures	Notes, Series 1	Corporate	Wealth	Realty	Debt	TOTAL
Balance, December 31, 2007	$10,809	$-	$5,737	$127,655	$59,047	$152,466	$355,714
Conversion of exchangeable debentures	(377)	-	-	-	-	-	(377)
Revolving term credit facilities	-	-	76,223	41,951	26,361	-	144,535
Changes in real estate debt	-	-	-	-	-	30,899	30,899
Unrealized revaluation adjustment	(1,314)	-	-	-	-	-	(1,314)
Other	50	-	-	-	-	-	50
Balance, December 31, 2008	$9,168	$-	$81,960	$169,606	$85,408	$183,365	$529,507
Revolving term credit facilities	-	-	(81,960)	(169,606)	(10,000)	-	(261,566)
Changes in real estate debt	-	-	-	-	-	(77,932)	(77,932)
Notes, Series 1	-	197,949	-	-	-	-	197,949
Other	59	-	-	-	-	-	59
Balance, December 31, 2009	$9,227	$197,949	$-	$-	$75,408	$105,433	$388,017

Revolving Term Credit Facilities - Corporate ─ As at December 31, 2009, the Company amended its revolving term credit facility, increasing the available amount from $150 million to $200 million.  The renewed facility, which expires on November 9, 2010, was subject to interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.75% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.75%.  The facility provided for a standby fee of 0.95% on unused amounts under the committed facility.

On February 23, 2010, and as a result of improved market conditions, the terms of the Company’s revolving term credit facility were amended to reduce the interest rate per annum on prime lending arrangements from prime lending rate plus 1.75% to prime lending rate plus 1.25% and to reduce the interest rate per annum on bankers’ acceptances from the prevailing bankers’ acceptance rate plus 2.75% to the prevailing bankers’ acceptance rate plus 2.25%.  The amendment also provides for a reduction in the standby fee rate from 0.95% to 0.7875%.

The renewed facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the exchangeable debentures and restrictions on the prepayment and payment of interest on the exchangeable debentures.  In certain limited circumstances, we may be required to pledge certain of our investments as security against amounts borrowed pursuant to the amended facility.  There were no amounts drawn against the facility at December 31, 2009.

The credit facility provided to the Company is subject to an annual renewal.  There can be no assurance that the credit facility will be renewed on November 9, 2010 under the same terms and conditions as provided in the current credit facility.

5.85% Exchangeable Unsecured Subordinated Debentures ─ The Company’s exchangeable debentures mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At December 31, 2009, approximately $9.5 million remained outstanding pursuant to these exchangeable debentures.  We have placed sufficient units into escrow established for this purpose to satisfy any potential obligation pursuant to the exchangeable debentures.

Debt of our Subsidiaries
A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition”.

DUNDEE CORPORATION

Future Income Tax Liabilities
Our net future income tax liability at December 31, 2009 was $40.2 million which represents future income tax assets of $158.2 million offset by future income tax liabilities of $198.4 million.  This compares to a net future income tax liability of $3.0 million at December 31, 2008.  Details of the components of the Company’s future income tax assets and future income tax liabilities are included in note 22 of the 2009 Audited Consolidated Financial Statements.

Approximately $43.2 million of the increase in net future income tax liabilities is attributed to the utilization of loss carry forwards, net of valuation allowances, offset by the income tax effect of market appreciation in the Company’s investments during the current year.

Future income tax liabilities in respect of the wealth management segment include $87.8 million (2008 - $101.9 million) relating to investment management contracts acquired in previous business combinations and $67.2 million (2008 - $73.8 million) associated with deferred sales commissions.

Included in future income tax assets at December 31, 2009 is $113.5 million (2008 - $171.0 million) representing the Company’s estimate of the benefit realizable from tax loss carry forwards.  The benefit recognized in respect of these tax loss carry forwards at December 31, 2009 is based on aggregate income tax losses of $492.0 million (2008 - $633.7 million), net of $43.1 million (2008 - $46.9 million) in income tax losses that are subject to a valuation allowance.

Non-Controlling Interest
Non-controlling interest increased for the year ended 2009 to $667.9 million from $615.1 million at the end of 2008.

(in millions of dollars)
	Dundee		Dundee
	Wealth	Eurogas	Realty	TOTAL
Balance, December 31, 2008	$516.0	$48.7	$50.4	$615.1
Net earnings (loss)	26.3	(1.7)	9.3	33.9
Other comprehensive income (loss)	24.1	(0.1)	(1.1)	22.9
Cash distributions/dividends	(8.3)	(0.2)	(1.8)	(10.3)
Deconsolidation of variable interest entity	-	-	(2.6)	(2.6)
Other transactions	8.3	(0.5)	1.1	8.9
Balance, December 31, 2009	$566.4	$46.2	$55.3	$667.9

Share Capital
As at December 31, 2009, there were 71,204,526 Class A subordinate shares (“Subordinate Shares”) and 3,119,437 Class B common shares outstanding. During the year ended December 31, 2009, we issued 300,000 Subordinate Shares on the exercise of options at an average price of $5.27 per share.  Pursuant to our normal course issuer bid, during the year ended December 31, 2009, the Company acquired 260,700 Class A subordinate voting shares for cancellation at an aggregate cost of $1.1 million.  Subsequent to December 31, 2009, we have acquired a further 558,000 Subordinate Shares pursuant to the normal course issuer bid at a cost of $7.3 million.  At March 26, 2010, there were 70,648,776 Subordinate Shares and 3,119,404 Class B common shares outstanding.

As at December 31, 2009, we had granted 2,449,612 options with a weighted average exercise price of $7.33, of which 1,134,612 were exercisable, as holders had met the vesting criteria.  During the year ended December 31, 2009, an aggregate of 2,125,032 options either expired unexercised or were settled in cash.

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Preference shares, series 1”)
The Company issued 6 million Preference shares, series 1.  The Preference shares, series 1 are generally non-voting except in limited circumstances, and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.

DUNDEE CORPORATION

The terms of the Preference shares, series 1 permit the Company to redeem the shares at any time at a redemption price that declines over time, starting at $26.50 if redeemed prior to June 30, 2010, to $25.00 per share if the shares are redeemed after June 30, 2015 (the “Redemption Price Schedule”).  We also have the right to convert the Preference shares, series 1 to Subordinate Shares on the basis of one Preference share, series 1 for that number of Subordinate Shares that is equal to the redemption price in accordance with the Redemption Price Schedule, divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  We may repurchase the Preference shares, series 1 for cancellation, either in the open market or through a private transaction.  The Preference shares, series 1 are retractable by shareholders after June 30, 2016 at a price of $25.00 per Preference share, series 1.

In accordance with Canadian GAAP, certain terms of the Preference shares, series 1 require that they be classified as debt rather than equity.  Accordingly, dividends on the Preference shares, series 1 are included as interest expense on the consolidated statements of operations, on an accrual basis.

5,200,000 6.75% Cumulative Redeemable First Preference Shares, Series 2 (“Preference shares, series 2”)
During the third quarter of 2009, the Company completed a public offering of 5.2 million 6.75% cumulative 5-year rate reset first preference shares for aggregate gross proceeds of $130 million.  The Preference shares, series 2 were issued at a price of $25.00 per share and will be entitled to a fixed cumulative preferential cash dividend payable quarterly on the last day of March, June, September and December in each year for the initial five-year period.  The initial dividend of $2.6 million was paid on December 31, 2009.

Holders of the Preference shares, series 2 have the option to convert the shares into Cumulative Floating Rate First Preference shares, series 3 (“Preference shares, series 3”), subject to certain conditions, on September 30, 2014 and on September 30 every fifth year thereafter (“Series 3 conversion date”).  The conversion is on the basis of one Preference share, series 3 for each Preference share, series 2.

The Preference shares, series 2 may be redeemed, at the option of the Company, on September 30, 2014 and on September 30 every fifth year thereafter at a price of $25.00 per share.  Prior to September 30, 2014, the Company has the right to redeem the Preference shares, series 2 in limited circumstances.

First Preference shares, series 3
Holders of Preference shares, series 3 may convert their interest in the Preference shares, series 3 into Preference shares, series 2, on a one-for-one basis on September 30, 2019 and on every fifth year thereafter.  At September 30, 2009, there were no Preference shares, series 3 outstanding.

The Preference shares, series 3, when issued, will pay quarterly to holders thereof, a cumulative floating rate dividend based on the applicable three month Government of Canada T-Bill rate plus 4.10%.

The Company has the right to redeem the Preference shares, series 3 on September 30, 2019 and on September 30 every fifth year thereafter by payment of an amount in cash of $25.00 per share, together with accrued and unpaid dividends.  The Company may, after September 30, 2014, redeem the Preference shares, series 3 at any other time for $25.50 per share.

DUNDEE CORPORATION

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents
As at December 31, 2009, cash and cash equivalents were $480.2 million compared with $167.6 million at December 31, 2008.  We generated net cash inflows from continuing operations during the year ended December 31, 2009 of $312.6 million (December 31, 2008 - $40.5 million).   Significant cash flows during the year ended December 31, 2009 are as follows:

Significant Cash Flows from Operating Activities
(in thousands of dollars)
For the years ended,	2009	2008
Operating activities:
Net earnings net of non-cash items	$212,539	$171,547
Client account balances and securities owned and sold short	50,866	53,712
Changes in bank indebtedness	4,821	(43,125)
Changes in working capital amounts	(2,865)	31,808
Changes in land, housing and condominium inventory	(37,451)	28,965
Other changes in real estate working capital	31,346	(75,829)
Changes in other operating activities	(3,797)	(35,210)
Cash provided from operating activities	$255,459	$131,868

•
The effect of changes in client account balances and securities owned and sold short held by DundeeWealth and by Dundee Merchant Bank will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position, or that of our subsidiaries.  During the year ended 2009, variations in these balances resulted in net cash inflows of $50.9 million (2008 – $128.4 million net cash outflows).

•	In the prior year, our resource subsidiary purchased $74.7 million of investments with proceeds received as part of the ACS Transaction.
•
Changes in amounts owing on bank indebtedness reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities.  These balances may also vary significantly on a period-by-period basis.  During the year ended 2009, DundeeWealth drew approximately $4.8 million against these facilities on a net basis.  By comparison, in the prior year, DundeeWealth repaid, on a net basis, an aggregate of $43.1 million owing pursuant to these facilities.

•
Changes in working capital amounts, including changes in accounts receivable, net of amounts payable balances generated cash outflows of $2.9 million in 2009.  In 2008, these working capital items generated operating cash inflows of $31.8 million, including amounts related to the receipt of performance fee revenues earned on December 31, 2007.

•	Dundee Realty utilized cash of $37.5 million on development of land, housing and condominium inventory during 2009. In 2008, these real estate activities generated cash of approximately $29.0 million.
•
Other changes in working capital relating to real estate activities generated operating cash inflows of $31.3 million in 2009, compared with operating cash outflows from working capital of $75.8 million in 2008.

DUNDEE CORPORATION

Significant Cash Flows from Investing Activities
(in thousands of dollars)
For the years ended,	2009	2008
Investing activities:
Sales commissions incurred on distribution of mutual funds	$(91,643)	$(108,890)
Acquisitions of corporate investments	(53,321)	(102,945)
Proceeds from dispositions of corporate investments	164,928	116,629
Net investment in real estate assets	(41,180)	(29,960)
Cash disbursed in business combinations	(5,210)	(64,455)
(Investment in) proceeds from oil and gas properties, net	(1,249)	45,151
Net changes in capital and other tangible assets	(5,538)	(5,750)
Cash used in investing activities	$(33,213)	$(150,220)

•	Gross additions of new AUM in DundeeWealth were $6.5 billion in 2009 (2008 – $8.7 billion). Sales commissions paid on these new AUM were $91.7 million (2008 – $108.9 million).
•
During the year ended 2009, we invested $53.3 million (2008 – $102.9 million) in new investments or in acquiring an increased interest in existing investments in our portfolio of AFS or equity-accounted securities.

•
Proceeds from sales of corporate investments were $164.9 million for the year ended 2009 (2008 – $116.6 million), including $139.5 million from the sale of FRNs by DundeeWealth.  Cash flows from these investment activities will vary from period-to-period and are dependent on trading activity.

•	Net real estate acquisitions and development activities (other than for inventory referred to above) required cash of $41.2 million in 2009 compared with $30.0 million in 2008.
•
In the prior year, we paid net cash of $64.5 million to acquire an increased interest in each of DundeeWealth and Eurogas, as well as to complete the acquisitions of Aurion and DWUS.  In 2009, we paid net cash of $5.2 million to further increase our interest in each of DundeeWealth and Eurogas.

•
During 2008, Eurogas and its subsidiaries received cash of $45.2 million in respect of its oil and gas properties, including monies earned pursuant to their dilution in Escal as part of the ACS Transaction, as well as monies received as part of the farmout arrangements with Delta.  In 2009, and following the exit of Delta pursuant to the farmout arrangement, EII invested $1.2 million in exploration and evaluation activities in Tunisia.

DUNDEE CORPORATION

Significant Cash Flows from Financing Activities
(in thousands of dollars)
For the years ended,	2009	2008
Financing activities:
Acquisition of Class A subordinate shares, net of costs	$(1,055)	$(20,353)
Issuance of Preference shares, series 2, net of issue costs	125,906	-
Issuance of Series 1 Notes by DundeeWealth, net of issue costs	197,838	-
Change in corporate debt facilities	(224,717)	108,511
Dividends paid by subsidiaries to non-controlling shareholders	(10,341)	(7,742)
Other financing activities	2,714	(21,595)
Cash used in financing activities	$90,345	$58,821

•
During 2009, we purchased 260,700 Class A subordinate shares (2008 – 1,598,911 Class A subordinate shares) for cancellation under our normal course issuer bid at an aggregate cost of $1.1 million (2008 - $20.4 million).

•
In the current year, the Company completed the issuance of 5,200,000 Preference shares, series 2 for net cash proceeds of $125.9 million.  In addition, DundeeWealth completed a $200 million offering of Notes for net proceeds of $197.8 million.  After completion of these issues, both Dundee Corporation and DundeeWealth fully repaid amounts owing pursuant to their respective revolving term credit facilities.  Aggregate net amounts repaid pursuant to corporate debt facilities during 2009 were $224.7 million (2008 - $108.5 million borrowed).

•
During 2009, DundeeWealth increased its quarterly dividends to shareholders from $0.02 per share to $0.035 per share.  In total, our subsidiaries paid dividends to non-controlling shareholders during 2009 of $10.3 million (2008 – $7.7 million).

DundeeWealth’s main operating subsidiaries function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At December 31, 2009, all of DundeeWealth’s regulated entities exceeded their minimum regulatory capital requirements with working capital of $353.0 million (2008 – $45.2 million) in DundeeWealth’s investment management business and excess regulatory capital of $38.5 million (2008 – $64.2 million) in DundeeWealth Financial.  In the case of DundeeWealth’s brokerage operations, the amount of capital that exists within the regulated entities dictates the level of business operations within the securities firm, including margin lending, securities trading and corporate finance commitments.  Furthermore, DundeeWealth’s ability to transfer cash resources out of these regulated subsidiaries may be limited by their requirement to comply with these formulas.

Cash Requirements
Our capital management and funding objectives include ensuring that the Company is compliant with all of its ongoing obligations including ensuring that all of its regulated entities meet relevant regulatory capital requirements and ensuring that we are able to meet our financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants.  In determining our capital allocation, we consider the use of capital to effectively manage the land and housing business in the real estate segment and to adequately provide for exploration, evaluation and development activities in the resources segment.  Our capital management objectives also include ensuring that the Company has sufficient capital available to benefit from acquisition and other opportunities, should they arise, and ensuring adequate returns for shareholders.  The Company regularly assesses its capital management practices in response to changing economic conditions.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preference shares and debt obligations.  The Company may also require cash to finance new business initiatives.  The potential success of these business initiatives may necessitate increased capital beyond anticipated levels.

The issuance of our Preference shares, series 2 provided the Company with net proceeds of $125.9 million, sufficient for the repayment of all amounts outstanding pursuant to our revolving term credit facility.  The Company continues to maintain a $200 million revolving term credit facility which allows us to manage our cash flow requirements by not having to dispose of investments at an inopportune time.  At December 31, 2009, we had not drawn against the facility.

DUNDEE CORPORATION

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees and redemption fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary requires additional capital if operating levels increase, and also if it incurs significant losses or increases its exposures as determined by a capital formula.  For example, in periods of significant decline in equity values such as those experienced during the latter part of 2008, additional levels of capital may be required to support client lending in margin accounts.

With the recent completion of DundeeWealth’s 5.10% Notes for cash proceeds of $197.9 million, as well as strong operating cash flows, DundeeWealth believes that it has sufficient resources to fully support any operational requirements and initiatives and to act on any opportunities which may become available.

Our real estate segment requires working capital to finance development of planned land and housing and condominium projects.  The revolving term credit facility of $150 million in our real estate segment provides us with increased flexibility to operate this business efficiently.

On a consolidated basis, we believe that our operating cash flows, combined with our available lines of credit, provide sufficient cash resources for the Company to conduct its operations for the foreseeable future.

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS

Three months ended December 31, 2009 compared with the three months ended December 31, 2008

Fourth Quarter Consolidated Net Earnings
Net earnings in the fourth quarter of 2009 were $10.6 million or $0.10 per share on a fully diluted basis, compared with a net loss of $184.6 million or $2.48 per share in the fourth quarter of 2008.

Net earnings in the fourth quarter of 2009 include a fair value loss of $25.3 million relating to DundeeWealth’s investments in FRNs.  In the fourth quarter of the prior year, consolidated net earnings were subject to a fair value loss of $271.5 million on investments, including certain of our equity accounted investments, following the meltdown in global markets that occurred during the latter part of 2008 and early 2009.  These fair value adjustments are the primary factor contributing to the quarter-over-quarter increase in net earnings.

This same global economic environment impacted the operating results of our equity accounted subsidiaries.  As a result, we incurred equity losses of $31.1 million in the fourth quarter of 2008.  By comparison, we recognized equity earnings of $0.7 million in the fourth quarter of the current year.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Three months ended December 31, 2009 compared with the three months ended December 31, 2008

(in thousands of dollars)						2009

	Wealth			Other Investments
For the three months ended December 31, 2009	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$159,894	$-	$-	$-	$-	$159,894
Redemption fees	3,795	-	-	-	-	3,795
Financial services	81,055	-	-	1,495	(1,495)	81,055
Real estate revenue	-	66,614	-	-	-	66,614
Investment income (loss)	4,142	-	8,563	1,669	(1,653)	12,721
	248,886	66,614	8,563	3,164	(3,148)	324,079
EXPENSES
Selling, general and administrative	80,782	538	1,719	5,249	(1,495)	86,793
Variable compensation	50,312	-	-	-	-	50,312
Trailer service fees	37,395	-	-	-	-	37,395
Operating costs, real estate	-	50,514	-	-	-	50,514
	168,489	51,052	1,719	5,249	(1,495)	225,014
OPERATING EBITDA	80,397	15,562	6,844	(2,085)	(1,653)	99,065
Amortization of deferred sales commissions	22,960	-	-	-	-	22,960
Depreciation, depletion and amortization	2,890	1,268	236	508	-	4,902
Interest expense	5,714	2,775	526	3,953	(2,471)	10,497
Equity (earnings) losses	-	(1,110)	403	-	-	(707)
Fair value adjustments	25,297	-	-	-	-	25,297
Foreign exchange (gain) loss	(54)	-	27	(11)	-	(38)
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING EARNINGS (LOSS)	23,590	12,629	5,652	(6,535)	818	36,154
Non-controlling interest	(5,708)	(1,825)	476	-	-	(7,057)
	17,882	10,804	6,128	(6,535)	818	29,097
NON-SEGMENTED ITEMS
Dilution loss, net						(142)
Income taxes						(18,342)
Discontinued operations	-	-	-	-	-	-

NET EARNINGS (LOSS) FOR THE PERIOD	$17,882	$10,804	$6,128	$(6,535)	$818	$10,613

(in thousands of dollars)						2008

	Wealth			Other Investments
For the three months ended December 31, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$94,068	$-	$-	$-	$-	$94,068
Redemption fees	5,127	-	-	-	-	5,127
Financial services	70,024	-	-	269	(270)	70,023
Real estate revenue	-	186,438	-	-	-	186,438
Investment income (loss)	4,357	245	987	533	(2,302)	3,820
	173,576	186,683	987	802	(2,572)	359,476
EXPENSES
Selling, general and administrative	79,058	2,542	506	1,772	(269)	83,609
Variable compensation	52,546	-	-	-	-	52,546
Trailer service fees	26,759	-	-	-	-	26,759
Operating costs, real estate	-	138,455	-	-	-	138,455
	158,363	140,997	506	1,772	(269)	301,369
OPERATING EBITDA	15,213	45,686	481	(970)	(2,303)	58,107
Amortization of deferred sales commissions	21,570	-	-	-	-	21,570
Depreciation, depletion and amortization	5,312	970	20	475	-	6,777
Interest expense	7,216	2,530	993	3,334	(3,121)	10,952
Equity losses (earnings)	-	(373)	31,503	-	-	31,130
Fair value adjustments	117,181	-	149,533	4,751	-	271,465
Foreign exchange loss (gain)	11,556	-	(1,421)	77	-	10,212
Gain on exchangeable debentures	-	-	-	-	-	-
OPERATING (LOSS) EARNINGS	(147,622)	42,559	(180,147)	(9,607)	818	(293,999)
Loss on sale of subsidiary	(17,679)	-	-	-	-	(17,679)
Non-controlling interest	65,130	(14,459)	(819)	-	-	49,852
	(100,171)	28,100	(180,966)	(9,607)	818	(261,826)
NON-SEGMENTED ITEMS
Dilution gains, net						2,280
Income taxes						74,949
Discontinued operations	-	-	-	-	-	-

NET (LOSS) EARNINGS FOR THE PERIOD	$(100,171)	$28,100	$(180,966)	$(9,607)	$818	$(184,597)

DUNDEE CORPORATION

DundeeWealth Inc.
In the fourth quarter of 2009, DundeeWealth earned EBITDA of $78.1 million and net earnings from continuing operations of $11.2 million.  This compares with EBITDA of $13.1 million and a net loss from continuing operations of $126.3 million in the fourth quarter of 2008.  The results in the current quarter include a $25.3 million pre-tax fair value adjustment relating to DundeeWealth’s investment in FRNs compared with a pre-tax fair value adjustment of $117.2 million against certain of DundeeWealth’s investments which was recognized in the fourth quarter of the prior year.  Results for the fourth quarter of 2008 also included a $17.7 million loss related to DundeeWealth’s divestiture of its network of Quebec-based advisors.

During the fourth quarter of 2009, DundeeWealth recognized net performance fee revenue of $21.7 million.  There were no performance fees earned in the fourth quarter of the prior year.

Average AUM during the fourth quarter of 2009 increased to $32.8 billion, compared with average AUM of $24.1 billion in the fourth quarter of 2008.  Average AUM in the fourth quarter of the prior year was significantly impacted by the market downturn.  As a result of higher levels of average AUM, management fee revenues increased to $120.8 million in the fourth quarter of 2009 compared with $88.2 million earned in the fourth quarter of 2008.

Associated trailer service fee expense, before intercompany eliminations, increased to $39.1 million in the fourth quarter of this year compared with $28.2 million in the fourth quarter of 2008, consistent with the increase in value of trailer fee paying AUM.

Financial services activities in DundeeWealth generated gross margins of $30.1 million in the fourth quarter of 2009 compared with $24.1 million in the same period of 2008.  Approximately 52% (2008 – 37%) of gross margins in the fourth quarter were generated by capital markets activities, with the balance attributed to retail distribution.

Retail commissions declined by $2.9 million or 3% in the fourth quarter of 2009 compared with the fourth quarter of 2008.  The decrease in retail commissions is partially attributable to the departure of assets related to advisors that were part of the sale of a subsidiary of DundeeWealth in the fourth quarter of 2008.

Variable compensation expense relating to retail distribution activities was $53.9 million (2008 – $54.7 million), resulting in a contribution margin of 21% (2008 – 22%).

Capital markets activities include principal trading revenues of $4.9 million in the fourth quarter of 2009 compared with $0.7 million in the fourth quarter of 2008, and continue to reflect significant reversals of market value declines that had occurred in the last four months of 2008.  Variable compensation expense relating to capital markets activities was $10.1 million (2008 – $8.8 million), resulting in a contribution margin of 61% (2008 – 50%) as a larger proportion of revenues were generated by higher margin activities.

SG&A costs were $81.9 million in the fourth quarter of 2009 compared with $78.9 million in the fourth quarter of 2008.  SG&A costs in the fourth quarter of the current year include expenses relating to performance fee revenues in that quarter.  There were no performance fee related expenses in the same quarter of the prior year.

DUNDEE CORPORATION

Dundee Real Estate Asset Management
(in thousands of dollars)
For the three months ended December 31	2009	2008
Revenues	$3,216	$3,260
Expenses	2,064	1,294
Margin	$1,152	$1,966

Value of assets under management:	$3,300,000	$5,500,000

Management fee revenue of $3.2 million in the fourth quarter of 2009 was down slightly from $3.3 million in the same quarter of last year.  Included in 2009 revenues are management fees of $0.6 million earned on projects in which Dundee Realty has invested its own capital.  The fee approximates Dundee Realty’s costs of managing these projects.  The $0.8 million decrease in operating profits from 2008 is mainly due to the contract termination with GE in the first quarter reducing management fees by $1.5 million in the fourth quarter, partially offset by increased acquisition fees.

Real Estate Segment
Real estate operations generated contribution margins of $14.3 million or 22.4% on revenues of $64.0 million in the fourth quarter of 2009.  This compares with margins of $46.3 million or 25.2% on revenues of $183.4 million in the same quarter of 2008.

(in thousands of dollars except percentages)
	Three months to Dec. 31, 2009				Three months to Dec. 31, 2008
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$6,973	$6,295	$678	9.7%	$9,126	$7,408	$1,718	18.8%
Land	34,085	23,052	11,033	32.4%	57,193	39,890	17,303	30.3%
Housing and condominiums	21,619	20,347	1,272	5.9%	115,279	89,863	25,416	22.0%
Other	1,354	-	1,354	100.0%	1,824	-	1,824	100.0%
	$64,031	$49,694	$14,337	22.4%	$183,422	$137,161	$46,261	25.2%
*    Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

In the fourth quarter of 2009, revenue from land sales was $34.1 million, generating operating profits of $11.0 million or 32.4%.  This compares with revenue of $57.2 million, generating operating profits of $17.3 million or 30.3% in the same quarter of 2008.  Net operating profits have decreased by $6.3 million mainly as a result of higher sales from the Wentworth Glen and High River projects in Calgary and the Harbour Landing project in Regina which occurred during the fourth quarter of the prior year.  Margins were also impacted by upfront marketing and administrative costs that were incurred by Toronto joint venture operations during the fourth quarter of 2008.

Dundee Realty sold 349 land lots at an average selling price of $100,000 per lot in the fourth quarter of 2009 compared to 152 lots at an average selling price of $86,000 per lot in 2008.  In addition, 6 parcel acres were sold in the fourth quarter of 2009 at an average price of $481,000 per acre compared to sales of 162 parcel acres at an average price of $272,000 per acre in the fourth quarter of the prior year.

Edmonton produced strong results in the quarter, contributing $4.5 million of operating profits in the quarter from sales of 94 lots in the Meadows project.  During the same period of 2008, Edmonton contributed $5.4 million on sales of 12 lots and 17 parcel acres.  Saskatoon contributed $6.0 million to operating profits in the fourth quarter of 2009, compared to $2.4 million in the same period of 2008, reflecting the sale of an additional 93 lots and 5 parcel acres in the Stonebridge and Hampton Village projects.  Regina’s contribution to operating profits in the fourth quarter of 2009 was $1.3 million, compared to $8.4 million during the same period of 2008, with 136 fewer parcel acres sold at the Harbour Landing project.  There were no sales in Calgary during the fourth quarter of 2009.  Comparatively, in the fourth quarter of 2008, Dundee Realty sold 2 lots and 8 parcel acres at the High River and Wentworth Glen projects, contributing $2.8 million to profits.  Dundee Realty currently has approximately 200 acres in two additional projects that are in the zoning process.  These holdings are expected to contribute significantly to Calgary results once they have been developed.

DUNDEE CORPORATION

Revenue from revenue properties decreased to $7.0 million in the fourth quarter from $9.1 million in the same period of 2008 resulting in a $1.0 million decrease in operating profits.  The decrease is mainly attributable to the change in the accounting treatment where the Distillery ceased being consolidated as a VIE, effectively reducing revenue and net operating profits by $1.4 million and $0.6 million respectively, when compared to the same quarter of 2008.

Revenue from sales of housing and condominium units decreased in the fourth quarter of 2009 to $21.6 million from $115.3 million in the same period of 2008.  The decrease is primarily attributable to sales of condominium units at the Pure Spirit condominiums in the Distillery District in 2008.  Fourth quarter earnings in 2009 include a $2.1 million provision against the Base Camp One project in Colorado.

Housing operations in western Canada continued to achieve modest growth, mainly as a result of higher average selling prices.  Housing operations in Saskatoon and Regina experienced steady demand resulting in margins increasing to 20% in the fourth quarter of 2009 from 19% in the same period of 2008.  During the fourth quarter of the current year, housing operations in western Canada sold 48 units at an average selling price of $362,000 per unit translating into a $3.3 million operating profit.  This compares to a $3.1 million operating profit in the fourth quarter of 2008 when 56 units were sold at an average selling price of $298,000 per unit.  Sales of 20 houses from Dundee Realty’s interests in the Thornhill Woods joint ventures in Toronto generated $2.3 million of revenue and $0.3 million of operating profits during the fourth quarter.  There were no sales during the same period of 2008.  At December 31, 2009, there were 123 housing units under construction of which 76 were pre-sold.

Dundee REIT
Our equity earnings in respect of Dundee REIT were $1.1 million in the fourth quarter of 2009 compared with equity earnings of $0.4 million in the fourth quarter of the prior year.  Equity earnings in the current quarter reflect improved operating results in 2009 compared to 2008.

Resources Segment
Our resources segment generated operating EBITDA of $6.8 million in the fourth quarter of 2009 compared with operating EBITDA of $0.5 million in the same period of 2008.  The year-over-year increase is primarily due to gains on the sales of certain AFS securities, partially offset by costs associated with the public status of EII following its listing on the CNSX in March 2009. Expenses in 2009 also include legal costs associated with the Seawolf Litigation.

Our share of losses from our resource-based equity accounted investments was $0.4 million in the fourth quarter of 2009, compared with equity losses of $31.5 million in the same period of 2008.

During the fourth quarter of the prior year, we recognized a fair value adjustment of $149.5 million against the carrying values of our investments.

Breakwater
In the fourth quarter of 2009, Breakwater generated net earnings of $5.4 million, compared with a net loss of $53.5 million incurred in the fourth quarter of 2008.  Gross sales revenues were $49.7 million in the fourth quarter of 2009 compared with $100.1 million in the fourth quarter of 2008, representing a $50.4 million or 50% decline.  The temporary suspension of operations at Langlois in the fourth quarter of 2008 significantly impacted quarter-over-quarter results.  Concentrate produced in the fourth quarter of 2009 decreased by 6% to 61,757 tonnes primarily due to the temporary suspension of Langlois.  However, operating margins increased to $13.8 million from a net operating loss of $33.2 million in 2008.  This increase is attributed to a 67% decrease in treatment and marketing costs and a 77% decrease in direct operating costs when compared to the fourth quarter of 2008.

Our share of earnings from our investment in Breakwater was $1.7 million in the fourth quarter of this year compared with our share of losses aggregating $13.3 million in the fourth quarter of 2008.

DUNDEE CORPORATION

Dundee Precious
In the fourth quarter of 2009, Dundee Precious generated net earnings of $3.7 million compared to a net loss of $80.0 million in the corresponding prior year period.  The increase in net earnings, period-over-period, was primarily due to higher gross profits from mining operations, lower property impairment provisions and reduced exploration expense.  Included in the fourth quarter of 2008 results was a property impairment provision of $47.0 million to write down the carrying value of the Back River project to its estimated fair value.  The increase in gross profits from mining operations, period-over-period, was primarily due to a 38% increase in gold prices, a 71% increase in copper prices, a 12% increase in deliveries of concentrates produced at Dundee Precious’ Chelopech and Deno Gold locations, and lower production costs at Deno Gold.

In the fourth quarter of 2009, we recorded equity losses of $2.4 million from our investment in Dundee Precious compared with equity losses aggregating $17.7 million in the fourth quarter of the prior year.

CONSOLIDATED QUARTERLY BUSINESS TRENDS

(in thousands of dollars, except per share amounts)
	2009				2008
For the three months ended,	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-June	31-Mar

Revenues	$324,079	$268,700	$245,620	$199,686	$359,476	$317,123	$284,042	$268,014
Net earnings (loss) for the period	10,613	30,209	29,873	(8,244)	(184,597)	(1,916)	6,585	(16,264)

Earnings per share
Basic	$0.11	$0.41	$0.40	$(0.11)	$(2.48)	$(0.03)	$0.09	$(0.22)
Diluted	$0.10	$0.39	$0.39	$(0.11)	$(2.48)	$(0.03)	$0.08	$(0.22)

•
Revenues and net earnings in the latter part of 2008 and in the first two quarters of 2009 were adversely affected by significant declines in global markets.  The table below summarizes the effect of fair value adjustments and other-than-temporary impairments to the Company’s net earnings on a quarterly basis, before taxes and non-controlling interest.

(in thousands of dollars)
	2009				2008
For the three months ended,	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-June	31-Mar
Asset backed commercial paper	$-	$-	$-	$-	$-	$37,942	$-	$75,885
Floating rate notes	25,297	(2,876)	(46,047)	-	-	-	-	-
Collateralized loan obligations	-	-	455	9,046	99,961	-	-	-
Other available-for-sale securities	-	-	-	-	57,310	-	-	-
Equity accounted investments	-	-	-	-	114,194	-	-	-
	$25,297	$(2,876)	$(45,592)	$9,046	$271,465	$37,942	$-	$75,885

•
Performance fee revenues may be earned in our wealth management operations and are based on the market values of the underlying portfolio at the respective year end.  Accordingly, they are recorded as revenues only when such year end values have been finalized.  During the fourth quarter of 2009, DundeeWealth earned performance fee revenues of $32.6 million (2008 - $nil).  Net earnings in the fourth quarter of 2009 include expenses relating to the 2009 performance fee.

•	The 2008 fourth quarter results included a $17.7 million loss on the sale of a subsidiary of DundeeWealth.
•	Integration efforts implemented by DundeeWealth during 2008 resulted in severance costs of $7.6 million and $11.0 million was accrued in the third and fourth quarters of 2008, respectively.
•
Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period-to-period.

•
Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

DUNDEE CORPORATION

•
Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period-to-period and may depend on market forces or other operating conditions that are not necessarily under our control.  As a result of the global economic crisis in the latter part of 2008, our resources segment experienced significant decreases in commodity prices and rising operating costs, which had an adverse effect on our share of earnings in the third and fourth quarters of 2008.

COMMITMENTS AND CONTINGENCIES

Commitments and contingencies are detailed in note 26 to the 2009 Audited Consolidated Financial Statements.  The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries.

(in thousands of dollars)
	Expected Payments Schedule
		2011 to	2013 to
	2010	2012	2014	Thereafter	TOTAL

5.85% Exchangeable Debentures	$-	$-	$-	$9,545	$9,545
5.10% Series 1 Notes, DundeeWealth	-	-	200,000	-	200,000
Real estate debt	138,007	6,937	7,796	29,252	181,992
Lease and other commitments (notes i and ii)	25,453	19,674	15,530	50,411	111,068
Interest	19,084	26,188	25,477	4,521	75,270
	$182,544	$52,799	$248,803	$93,729	$577,875

(i)
Operating lease obligations include minimum lease commitments to landlords, suppliers and service providers.  Several of these leases oblige the Company or its subsidiaries to pay additional amounts if usage or transaction activity exceeds specified levels.

(ii)
DundeeWealth has entered into compensation arrangements with certain employees and advisors that provide for the delivery of shares or other forms of compensation in the future, subject to vesting requirements as provided in the terms of each arrangement.  In addition to awards issued pursuant to DundeeWealth’s share incentive arrangements and other forms of stock based compensation as outlined in note 21 to the 2009 Audited Consolidated Financial Statements, DundeeWealth has commitments of approximately $9.3 million in future compensatory awards for employees.  This amount has been included as “lease and other commitments” in the table above.

Wealth Management Segment

•
In 2006, DundeeWealth entered into a lease for office space of 215,900 square feet in downtown Toronto, Ontario in order to consolidate the operations of its various business units into one location.  The lease commenced January 1, 2007 and has a minimum term of 15 years.  Future minimum lease payments, exclusive of any operating costs and realty taxes, are $72.5 million in aggregate and have been included in the table above.

•
DundeeWealth has established share incentive plans for its employees, officers, financial advisors and directors and those of its subsidiaries.  DundeeWealth has granted stock based compensation pursuant to these arrangements, with the issuance of such shares being contingent on certain conditions.  The conditions that must be met vary from grant to grant, but are generally designed to encourage the retention of employees and financial advisors over time, and/or to reward the attaining of certain predetermined performance criteria.  The potentially dilutive effect of issuing these shares has been factored into the determination of diluted earnings per share.  These future issuances are not reflected in the above table.

•
As part of the transaction with the Bank of Nova Scotia (“Scotiabank”) pursuant to which DundeeWealth sold its interest in Dundee Bank of Canada and Scotiabank subscribed for an approximate 19% (2008 – 18%) interest in DundeeWealth, the Company entered into a shareholders’ agreement with Scotiabank, outlining our respective rights and interests as shareholders of DundeeWealth.  The shareholders’ agreement includes matters relating to the purchase of shares, board representation, rights of first offer and matching offers in the event a shareholder wishes to dispose of their interest.  In specific circumstances, should we dispose of our share in DundeeWealth to a third party, Scotiabank may be entitled to a fee payable by DundeeWealth of an amount between $20 million and $40 million.

DUNDEE CORPORATION

Real Estate Segment

•
Dundee Realty has commitments under land purchase agreements totalling $36.8 million as at December 31, 2009 (2008 - $2.8 million) which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at December 31, 2009 were $2.8 million (2008 - $8.3 million).  This future commitment has not been included in the prior table.

•
The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the company agreed to repurchase the non-controlling shareholder’s shares in certain circumstances at fair market value at the time of purchase.  This contingent obligation is not reflected in the prior table.

•
Dundee Realty has commitments under a wind turbine purchase agreement through its joint venture investment in a windmill development project for $0.4 million (2008 - $10.5 million) which will become payable upon delivery and installation of certain equipment.

Resources Segment

•
During 2009, the Tunisian Hydrocarbon Committee approved a two-year extension on the Sfax Permit, which will extend the primary term to December 8, 2011.  As a condition to the extension, EII committed to drilling one new exploration well during the extension period.  EII has not completed its estimate of the costs to meet this commitment, as the costs are partially contingent on the selection of the prospect and location within the Sfax Permit.

•
Upon completion and drilling of the REB-3 well in Tunisia, EII and its joint venture partners requested and received approval from the Tunisian government to temporarily suspend the well and release the drilling rig, both of which were done.  The operator has received an extension from the Tunisian government to complete the seismic work, after which the joint venture partners will decide to either re-enter or abandon the well.  In the event of abandonment, the cost is estimated to be between US$6 million and US$10 million.  The present value of EII’s obligation in the event of abandonment at December 31, 2009 was $1.6 million (2008 - $1.2 million).

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company executes agreements that provide for indemnification to third parties in transactions such as business combinations.  We have also agreed to indemnify our directors and officers and those of certain of our subsidiaries and to indemnify members of the Board of Governors of our managed funds, to the extent permitted under corporate law, against costs and damages that may be incurred by such individuals as a result of lawsuits or any other proceedings in which they are sued as a result of their services.  The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount we could be required to pay third parties, as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.  Historically, we have not made any payments under such indemnification agreements.  No amounts have been recorded in the consolidated financial statements with respect to these indemnifications.

As at December 31, 2009, Dundee Realty is contingently liable for letters of credit and security bonds that have been provided to support land developments in the amount of $39.3 million (2008 - $39.9 million).

Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  At December 31, 2009, Dundee Realty is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $27.8 million (2008 - $9.9 million).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

DUNDEE CORPORATION

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in this document, the particulars of related party transactions as at and for the years ended December 31, 2009 and 2008 are discussed below.

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As at December 31, 2009, we held mutual funds and other investments with a net carrying value of $98.7 million (2008 – $68.8 million) managed by our subsidiaries.  In addition, included in cash and cash equivalents at December 31, 2009 is $10.0 million (2008 - $4.8 million) invested in a money market fund that is managed by a subsidiary of DundeeWealth.  Transactions in respect of these investments are conducted on the same basis as those of other mutual fund investors.  No trailer service fees are paid in respect of these investments.

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In connection with Scotiabank’s investment in DundeeWealth, Dundee Corporation and Scotiabank entered into a shareholders’ agreement outlining their respective rights and interests as shareholders of DundeeWealth.  In addition, DundeeWealth provides administrative services related to Dundee Bank of Canada, now a wholly owned subsidiary of Scotiabank, pursuant to a white-label agreement between DundeeWealth and Scotiabank.  During 2009, DundeeWealth earned fees of $9.0 million (2008 - $3.6 million) in respect of these arrangements.

•
A subsidiary of DundeeWealth acts as manager for Dynamic FundsTM (the “Funds”).  As manager, the subsidiary is responsible for all management services and all costs associated with the distribution of securities of the Funds.  A significant portion of management fees earned in 2009 and 2008 were from the Funds. At December 31, 2009, the subsidiary had $69.2 million (2008 - $31.4 million) receivable from the Funds.

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In the normal course of business, DundeeWealth’s investment management division may trade securities through its brokerage subsidiary on behalf of mutual fund clients and other discretionary client portfolios.  In addition, DundeeWealth’s brokerage subsidiary may facilitate the purchase and sale of foreign currencies on behalf of these clients.  These transactions are conducted at a discounted schedule from industry practice.

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DundeeWealth’s brokerage subsidiary may, from time to time, participate in corporate finance related activities, including financial advisory activities for the Company, DundeeWealth, Eurogas and our equity accounted investees or fiduciary accounts managed by DundeeWealth’s investment management segment.

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Directors, officers and employees of the Company and its subsidiaries and other related parties may choose to use the brokerage facilities of Dundee Securities.  Transactions are conducted on normal market terms.

•
In accordance with employment arrangements made with a Dundee Realty non-executive officer, Dundee Realty agreed to transfer 4% of its interest, net of debt, in The Distillery Historic District to the non-executive officer at its cost of approximately $0.4 million, and permit the executive to participate in a $6.4 million loan made to the other co-owners of the project to a maximum of 10%.

•	Dundee Realty provided a $0.4 million (2008- $0.5 million) loan to a non-executive officer. This loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.
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In previous years, Dundee Realty issued a promissory note to the non-controlling shareholder in the amount of $8.9 million.  The note was subject to interest at prime plus 1% per annum and was due on demand.  The note was fully repaid during 2008.

•
Effective August 24, 2007, Dundee Realty entered into an asset management agreement with Dundee REIT pursuant to which Dundee Realty provides certain asset management services to Dundee REIT and its subsidiaries.  The asset management agreement provides for a broad range of asset management services, the remuneration for which includes a base annual management fee, an incentive fee based on exceeding certain benchmarks relating to funds from operations, and certain other fees as defined in the agreement.  During 2009, Dundee Realty received fees of $6.0 million (2008 - $6.2 million) in respect of these arrangements.  Dundee Realty and Dundee REIT are also parties to an administrative services agreement.  During 2009, Dundee Realty paid $5.3 million (2008 - $5.0 million) in respect of this agreement.

DUNDEE CORPORATION

ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our consolidated financial condition and the results of our operations are based upon the consolidated financial statements of the Company.  These statements have been prepared in accordance with Canadian GAAP.  The preparation of these consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities.  We evaluate our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and we use these to form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources.  Our actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations and those that require the most subjectivity and estimates by management.  A summary of our significant accounting policies applied during 2009 are included in notes 1 and 2 to the 2009 Audited Consolidated Financial Statements.  A discussion of some of the more significant judgments and estimates made by management is as follows:

Fair Value of Financial Instruments
All of our financial instruments are recorded on the consolidated balance sheet at values that are representative of/or approximate fair value, except our Preference shares, series 1, and the Series 1 preference shares issued by DundeeWealth.  Fair value is generally determined based on market value or, where market prices are not readily available, on quoted market prices for similar instruments or other third-party evidence.  However, even where a fair value of a financial instrument is derived from an independent broker or dealer price quotes, a valuation adjustment for certain assumptions may be required to determine the fair value.  Management uses judgment in its assessment of fair value and imprecision in determining any of the factors that may affect the amount of unrealized gain or loss on net earnings or on comprehensive income, or the loss recorded for a particular instrument in a particular period.  In addition, quoted market values at any point in time may not represent what we would realize at the time that a financial instrument is ultimately disposed of.  We believe that our estimates of fair value are reasonable and appropriate in the existing environment.  We also review our valuation methodologies and assumptions on an ongoing basis to ensure they continue to be appropriate.

Fair value of non-bank sponsored ABCP and the associated FRNs is estimated based on a review of the asset classes, a review of the information concerning the particular conduits that we own and a series of proxies and industry information.  Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, the current and expected default and delinquency experience for assets underlying the affected ABCP, the weighted average life of the assets, the vintage of asset origination and the global pricing of structured finance assets.  Some observable market indices that we utilize in this valuation approach included: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset-backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also requires management to make various assumptions that may not be supported by observable market prices or rates.  The valuation approach is performed by asset class, breaking down the assets into leveraged and unleveraged categories.

Fair value for CLOs and other structured products, for which market quotations are not readily available, is provided by the third-party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The third-party underwriter uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  These deal specific parameters include interest rate yield curves, foreign exchange rates and default estimations.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.  Fair value of mutual fund holdings is based on the published net asset value of the respective fund.

DUNDEE CORPORATION

AFS securities are written down to fair value through net earnings when there is objective evidence that the financial instrument is impaired and the decline in fair value is other-than-temporary.  The determination of whether or not other-than-temporary impairment exists is a matter of judgment.  We review these securities regularly for possible impairment that is other-than- temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment’s performance.  Specifically, impairment of the value of an investment may be indicated by conditions, such as significant financial difficulty of the investment or its underlying collateral, a breach in the terms and conditions of the security such as a default on interest or principal payments, the granting of a concession to the issuer that would not otherwise be considered and the disappearance of an active market for the underlying security where one formerly existed.  During 2009, we recorded an other-than-temporary impairment in our AFS securities of $9.5 million (2008 - $271.1 million) including impairment relating to our portfolio of ABCP, CLOs and other investments.  While we believe that we have accurately estimated the amount of other-than-temporary impairment in the value of our investments based on current information at each balance sheet date, different assumptions could result in changes to the recorded amounts in our consolidated financial statements.

Fair Value of Equity Accounted Investments
Although not classified as AFS securities, our portfolio of equity accounted investments requires that we review for impairment the carrying value of our investments against their fair values.  The determination of whether or not other-than-temporary impairment exists is a matter of judgment and management applies much of the same criteria that it applies to the determination of other-than-temporary impairment in the value of its AFS securities.  The Company did not record an other-than-temporary impairment in the value of our equity accounted investments during 2009.  In the prior year, the Company recorded an other-than-temporary impairment in the value of our equity accounted investments of $114.2 million.  As with AFS securities, we believe that we have accurately estimated the amount of other-than-temporary impairment to the value of these investments based on current information at each balance sheet date.  However, different assumptions could result in changes to the recorded amounts in our consolidated financial statements.

Deferred Sales Commissions
Commissions paid to financial advisors in connection with sales of mutual fund units sold on a deferred sales charge basis are capitalized as deferred sales commissions.  The asset is amortized over a period of five years, which represents the period during which commissions are generally recovered from management fee revenues.  We test the carrying value of deferred sales commissions for impairment at least annually.  The carrying value is written down to the extent that it exceeds the expected future revenue on an undiscounted basis.  As at December 31, 2009 and 2008, there were no indications of impairment in the deferred sales commissions.  However, changes in the underlying values of the assets sold on a deferred sales charge basis, or a change in the estimated period over which we earn management fee revenues in respect of these assets, may impact the recoverability of deferred sales commissions.

Real Estate Assets
Land under development and inventory of housing and condominiums are stated at the lower of cost and net realizable value.  In calculating net realizable value, management must estimate future cash flows and discount these estimated cash flows at a rate that includes a risk factor appropriate for each particular project.  These estimates are based on various assumptions, including development or construction schedules and future costs to be incurred.  If estimates are significantly different from actual results, the carrying value of land under development and inventory of housing and condominiums may be overstated or understated on our consolidated balance sheets and accordingly, earnings in a particular period may be overstated or understated.

Land held for development is stated at the lower of cost and net recoverable amount.  The net recoverable amount is determined using estimated future net cash flows from use, if any, plus any residual value.  Estimates of residual values may be impacted by local and overall real estate market conditions.  Therefore, estimates may vary from actual residual values on disposition of land held for development.

DUNDEE CORPORATION

Other real estate assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Recoverability is measured by comparing the carrying value of the real estate asset to future undiscounted cash flows expected to be generated from property operations and projected disposition.  The cash flow projections take into account the estimated cash flows for the life of each project, specific business plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area.  If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to the estimated fair value and an impairment loss is recognized immediately in net earnings.  Management uses judgment in performing this recoverability test.  Imprecision in any assumptions and estimates used could affect the valuation of real estate assets and the determination of impairment.

Oil and Gas Properties
EII is currently in the exploratory stage of a drilling program in Tunisia and capitalizes all associated costs.  The recovery of the recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.  Eurogas activities in Spain are in the pre-development phase.  All pre-development costs relating to the Castor exploration permit in Spain are capitalized by Escal.  The recovery of these costs is dependent upon the economic viability of the underground natural gas storage project and the remuneration program in place by the Spanish authorities.

Goodwill and Other Intangible Asset Impairment
Goodwill is not amortized but is assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be an impairment.  Goodwill is assessed for impairment by determining whether the fair value of the reporting unit with which the goodwill is associated is less than its carrying value.  When the fair value of the reporting unit is less than its carrying value, the fair value of the goodwill in that reporting unit is compared to its carrying value.  If the fair value of the goodwill is less than its carrying value, goodwill is considered impaired and a charge for impairment is recognized immediately.

The fair values used in the goodwill impairment assessment are generally based on an income approach where estimated future cash flows are discounted to arrive at a single present value amount.  Management uses judgment in estimating the fair value and any imprecision in any assumptions and estimates used in the fair value calculations could affect the valuation of goodwill and influence the determination of goodwill impairment.  We also utilize a market approach in the goodwill impairment assessments to provide a secondary fair value by comparing this single point estimate with comparable company and transaction multiples.  In assessing market data, judgment is required in determining whether recent transactions are comparable to the Company in nature, scope and size.

Our goodwill impairment assessments in fiscal 2009 and 2008 indicated that there was no impairment.  The most sensitive assumptions in our impairment assessments were the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  With respect to 2009, a 3% decrease to our estimates of cash flows, or a 3% increase in the discount rate would not change our assessment of impairment of goodwill in DundeeWealth.  Management at DundeeWealth continues to closely monitor the factors that impact the assessment of the underlying value of goodwill in each of its reporting segments.

Intangible assets with an indefinite life include investment management contracts.  These intangible assets are not amortized but are assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be impairment.  Impairment is recorded when the carrying value of the indefinite life intangible asset exceeds its fair value.  In estimating the fair value of indefinite life intangible assets, we use valuation techniques based on discounted cash flow projections to be derived from these assets.  Cash flows require that we estimate growth rates in AUM, both as a result of net sales activity and performance related activity.  Any imprecision in assumptions and estimates used in the fair value calculations could impact the results of the indefinite life intangible assets impairment assessment.

DUNDEE CORPORATION

Our indefinite life intangible assets impairment assessments in fiscal 2009 and 2008 indicated that there was no impairment.  Management believes that the assumptions and estimates used were reasonable and supportable in the existing environment.  With respect to the 2009 indefinite life intangible assets impairment assessment, a 3% increase in the discount rate or the impact of revenues from a 3% reduction in our assumed AUM would not have changed the conclusion.  Similar to the impairment assessments for goodwill, the most sensitive assumptions in the indefinite life intangible assets impairment assessment includes the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, have been determined to have finite useful lives.  These intangible assets are subsequently amortized over their estimated useful lives.  Determining the estimated useful life of each of these assets requires an analysis of the circumstances and is subject to management’s judgment.  Intangible assets with a finite life are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.  In estimating fair value for finite life intangible assets, the Company uses valuation techniques based on undiscounted cash flow projections.  Our finite life intangible assets were not impaired as at December 31, 2009 and 2008.

Stock Based Compensation
The Company and its subsidiaries have a variety of share based compensation awards that are utilized as retention tools for employees and financial advisors.  When stock based awards are granted, the Company measures the value of each award and amortizes it over the vesting period.  Management makes a variety of assumptions in calculating this fair value.  Management uses an option pricing model in determining the value of its stock based compensation expense.  Application of the option pricing model requires estimates in expected dividend yields, expected volatility of the underlying shares based on past volatility experienced, and the expected life of the stock option granted.  These estimates may ultimately not be correct.  In addition, management has not factored in a forfeiture rate for options or other stock based awards that may be cancelled before vesting criteria are met.  These factors are reassessed with each grant of share based compensation.  Management has assumed that it will settle stock based compensation obligations through equity.

Income Taxes
The provision for income taxes is determined on the basis of the anticipated tax treatment of transactions recorded in net earnings.  The determination of the provision for income taxes requires interpretation of tax legislation from a number of jurisdictions.  If our interpretation of tax legislation differs from that of the tax authorities, the provisions for income taxes could increase or decrease in future periods.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. Accounting for future income taxes requires management’s judgment in the following key areas:

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Future income tax assets are assessed for recoverability.  We record a valuation allowance when we believe, based on all available evidence, that it is more likely than not that all of the future tax assets will not be realized.  In this assessment, we review various factors including estimated future earnings based on internal forecasts, cumulative tax losses in recent years, the history of tax loss carry forwards as well as prudent and feasible tax planning strategies.  The amount of future income tax assets could be reduced in the future by a charge to earnings if forecasted earnings during the tax loss carry forward periods are not achieved or are not likely to be achieved.

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Future income tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized.  Previously recorded tax assets and liabilities may change as a result of proposed or enacted governmental changes in the statutory rates of taxation.

Provision for Litigation
The Company and its subsidiaries are involved in various legal actions in the ordinary course of business.  In our opinion, and based on current information, the ultimate disposition of these actions, in the aggregate, will not have a material adverse effect on the financial condition of the Company.

DUNDEE CORPORATION

Litigation loss accruals are established when it becomes probable that we will incur an expense and the amount can be reasonably estimated.  The Company’s management and internal and external experts are involved in assessing the probability and in estimating any amounts involved.  Changes in these assessments may lead to changes in recorded loss accruals.  Each claim is reviewed on a case by case basis, taking into consideration all information available to the Company.  The claims are reviewed at least quarterly or as new information becomes available.  The actual costs of resolving these claims may be substantially higher or lower than the amounts accrued.  In certain cases, legal claims may be covered under the Company’s various insurance policies.

Consolidation of Variable Interest Entities
The Company is required to consolidate any VIEs in which it is the primary beneficiary.  An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; or (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest.  The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both.

Management uses a significant amount of judgment in assessing whether an entity is a VIE and whether we are the primary beneficiary of a VIE.  We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and if required, to analyze and calculate the expected losses and the expected residual returns.

Business Combinations
Management uses its best judgment in applying the purchase method of accounting for business combinations and specifically, in identifying and valuing intangible assets and liabilities acquired on acquisitions.  In certain cases, intangible assets are valued using a discounted cash flow model which is subject to a variety of assumptions.  Further, the period of benefit of intangible assets is based on a number of subjective factors, such as the length of client and other business relationships, which could prove to be incorrect as the future unfolds.  The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company records on acquisitions.

Allowance for Credit Losses
In the brokerage segment and in accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis.  When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned.  Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory or Company guidelines.  The Company has established an allowance for credit losses based on management’s estimate of probable unrecoverable amounts.  This provision for credit losses is determined by comparing the amount loaned to each client with the market value of securities held in such accounts.  Judgment is required as to the timing of establishing an allowance for credit losses and the amount of the required specific allowance.  The market value of the securities held as collateral may fluctuate daily based on market forces, which could lead either to an unexpected increase in the provision or to additional credit losses.

FUTURE ACCOUNTING CHANGES

Business Combinations
In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

DUNDEE CORPORATION

CICA Handbook Section 1582 establishes standards for the accounting of a business combination. It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.  CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standard (“IAS”) 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board (“Canadian AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS in calendar year 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be differences on recognition, measurement and disclosure that may materially impact the Company’s consolidated financial statements.  The implementation of IFRS will apply to the Company’s interim and annual financial statements beginning on or after January 1, 2011, including the restatement of comparative amounts for 2010.

The Company has established an IFRS implementation committee (the “Committee”) with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  The Committee consists of senior management from accounting and finance, internal audit, information technology and business operations.

As initially described in the Company’s Management’s Discussion and Analysis accompanying its audited consolidated financial statements as at and for the year ended December 31, 2008, the Committee developed an IFRS conversion plan in order to effectively direct the Company’s first-time adoption of IFRS.  The primary focus of the conversion project to date has been the identification and analysis of the key differences between IFRS and the Company's current accounting policies, which included a preliminary assessment of the various accounting alternatives offered by IFRS and consideration of related changes to business processes and internal controls.  The Committee has also facilitated various education and training sessions designed to support the personnel involved in the conversion process and those with ongoing financial reporting responsibilities.  The following paragraphs provide an overview of the more significant areas of the conversion plan.

Analysis of IFRS Accounting Policies Affecting the Company
While this does not represent a comprehensive list of the accounting policies being addressed, these standards have been selected based on the significance of their potential impact on the Company’s consolidated financial statements.

IFRS 1: First-time Adoption of IFRS
IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively.  IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from Canadian GAAP should be directly recognized in retained earnings.  Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.  Transition exemptions that are expected to be relevant to the Company include: (a) the option to not restate historic business combinations; (b) the option to use fair value as a deemed cost for certain assets upon transition; (c) the option to deem cumulative transition differences in AOCI for all foreign operations to be zero; (d) the option to reclassify certain financial instruments; (e) the option to limit the restatement of share-based payment transactions and (f) the option to use the Canadian GAAP full-cost accounting guidance as the basis for initial measurement of oil and gas assets.  The Company expects to have its analysis of IFRS 1 exemptions and exceptions completed by June 30, 2010.

DUNDEE CORPORATION

IAS 40: Investment Property
Revenue properties held by Dundee Realty are generally considered investment properties as defined by IAS 40.  Investment property includes property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, for administrative purposes, or for sale in the ordinary course of business.  Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40.  However, subsequent to initial recognition, IAS 40 requires that an entity choose either the cost or fair value model to account for its investment property.  The fair value model would require the Company to record a gain or loss in net earnings arising from a change in the fair value of investment property in the period of change, thereby increasing the volatility of net earnings in the consolidated statement of operations.  The cost model is generally consistent with Canadian GAAP, although IFRS requires that the Company disclose, at least annually, the fair value of investment property in the notes to its consolidated financial statements.  The determination of fair value is based upon, among other things, rental income from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental income from future leases in the light of current conditions less future cash outflows in respect of leases and the investment property.  No depreciation related to investment property is recognized under the fair value model.  While the Company has not yet concluded whether it will account for its investment property under the cost or fair value model, it is in the processes of gathering the transition date information required to support the fair value model.  The Company expects to finalize this accounting policy choice by September 30, 2010.

IAS 27: Consolidated and Separate Financial Statements
Under Canadian GAAP, the Company determines whether it should consolidate an entity using two different frameworks: the VIE model and the voting control model.  Under IFRS, the Company will consolidate an entity based solely on control, which is defined as the power to govern the financial and operating policies of an entity to obtain benefit.  Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control.  The Company has not yet completed its assessment of the impact of adopting the IFRS consolidation model.  The Company expects to have completed this assessment by June 30, 2010.

The International Accounting Standards Board (“IASB”) is in the process of amending certain IFRS standards that will, if implemented in their current form, prohibit proportionate consolidation of joint ventures that are held through a legal entity, or where the venturers do not have rights to individual assets or obligations of the venture.  IFRS currently allows joint ventures in these circumstances to be either proportionately consolidated or equity accounted.  The Company is monitoring developments in this area and assessing their potential implication to its co-ownership activities.

IAS 36: Impairment of Assets — Goodwill and Intangible Assets
IAS 36 is based on a one-step impairment recognition model.  Intangible assets, to the extent they do not generate largely independent cash inflows, and goodwill, are aggregated within or allocated to cash generating units (“CGU”) for impairment testing purposes.  A write down is recognized if the recoverable amount of a CGU, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.

Canadian GAAP mandates distinct impairment models for goodwill, indefinite life intangible assets and intangible assets with a finite life.  Goodwill impairment testing is a two step process.  Goodwill is first allocated to reporting units, as defined by Canadian GAAP.  If the fair value of the reporting unit exceeds its carrying value including goodwill, no further testing is performed.  If the fair value of the reporting unit is less than its carrying value, the second step is performed to compare the carrying value of the goodwill to its fair value to quantify the amount of impairment, if any.  Indefinite life intangible assets are tested for impairment by comparing their fair values to their carrying values.  An impairment loss is recognized when the carrying amount of the asset exceeds its fair value.  Intangible assets with a finite life are tested for impairment when an event or change in circumstances indicates that the carrying value may not be recoverable.  Impairment is recognized for intangible assets with a finite life based on estimated fair value when the undiscounted future cash flows from the intangible asset (or related group of assets) is less than the carrying value.

DUNDEE CORPORATION

The Company is currently revising its impairment testing models to comply with the requirements of IAS 36.  This includes reviewing the organizational structure and sources of cash inflows to define the Company’s CGUs and revising its impairment models to reflect the IAS 36 concept of recoverable amount.  While the methodology for testing goodwill and intangible assets will change upon adoption of IFRS, the Company does not expect adoption of the new model to cause any significant change in financial reporting.  The Company expects to have completed this change by June 30, 2010.

IFRS 2: Share-based Payments
Equity-settled share-based payments are measured at grant-date fair value under both IFRS and Canadian GAAP.  However, there are differences related to the timing of expense recognition under the respective standards that impact a number of the Company’s share-based payment programs.  The Company has identified the specific differences in accounting for share-based payments under IFRS and is currently amending its share-based payment models in order to quantify the impact upon transition.  The Company expects to have completed this analysis by June 30, 2010.

IFRS 6: Exploration for and Evaluation of Mineral Resources and Oil and Gas Prospects
Under Canadian GAAP, the Company follows the full-cost method of accounting for exploration and evaluation of mineral recourses and oil and gas prospects, as well as associated development expenditures, whereby all costs related to these activities are accumulated in separate country-by-country cost centres.  Although IFRS provides some guidance on accounting for exploration and evaluation activities, IFRS does not currently provide specific guidance on development activities.  The Company is currently assessing the implications of current IFRS as it applies to its oil and gas prospects.  IFRS 1 provides an optional exemption that will allow the Company to use its oil and gas asset balances, as determined under Canadian full cost accounting, as the basis for initial IFRS measurement at the transition date.  However, if the Company elects to rely on this exemption, its oil and gas assets must be tested for impairment at the transition date, using impairment guidance as provided under the IAS 36 model, which focuses on a more granular level of asset aggregation than impairment testing under the Canadian GAAP full-cost method of accounting.  The Company expects to have completed its analysis of impairment on its oil and gas properties by September 30, 2010.

In addition to the accounting standards listed above, the IASB has a number of ongoing projects on its agenda that could potentially have an effect on the Company’s financial reporting.  While the Company continues to monitor these projects, with particular focus on consolidation, financial instruments, joint ventures, income taxes, leases and revenue recognition, the Company currently expects that changes will not be finalized prior to the January 1, 2011 transition date.  Therefore, these projects are expected to impact the Company’s consolidated financial statements only after the transition date.

Internal Controls
In accordance with the Company’s approach to the certification of internal controls required under Canadian Securities Administrators’ National Instrument 52-109, all entity level, information technology, disclosure and business process controls will require updating and testing to reflect changes arising from the Company’s conversion to IFRS.  Where material changes are identified, these changes will be mapped and tested to ensure that no material deficiencies exist as a result of the Company’s conversion to these new accounting standards.

The impact on internal controls is currently being assessed in light of changes in both transaction-level accounting policies and changes in financial reporting disclosure requirements.  Additionally, specific controls are being established in relation to the IFRS changeover process.  IFRS changeover process controls relate to such items as the selection and approval of IFRS accounting policies and the recognition and measurement of transition date journal entries.  Internal control related activities will be ongoing throughout the remainder of the conversion process.

Information Technology Systems
Information technology issues identified to date are limited to (a) the need to track IFRS adjustments for the 2010 comparative year and (b) the need to create or modify certain reports to assist in the preparation of the incremental note disclosures required by IFRS.  The Company is currently modifying its existing infrastructure to ensure that these issues are addressed.  The Company has not yet completed its assessment of the information technology and data system impacts of the conversion project.

DUNDEE CORPORATION

Financial Reporting Expertise
During 2008, the Committee facilitated a number of formal education and training sessions designed to support the personnel involved in the conversion process and those with ongoing financial reporting responsibilities.  During 2009, training consisted of more frequent and less formal sessions with our external advisors designed to support management as they assessed the impact of key accounting standards.  The Committee anticipates that these sessions will continue throughout 2010.

Additionally, the Committee had facilitated two IFRS information sessions with the Audit Committee of the Board of Directors.  During these sessions, management provided the Audit Committee with a review of the conversion project, including an overview of the project structure and the timeline for IFRS implementation, as well as an overview of the key areas of potential financial reporting impact.  The Audit Committee will continue to receive quarterly presentations and project status updates from management.

Next Steps
In addition to the areas of focus outlined above, the Committee is prioritizing certain IFRS conversion related activities that should be completed within a reasonable time period following January 1, 2010 in order to ensure that comparative information provided throughout 2011 is in accordance with IFRS.  Such activities include, but are not limited to, completion of transition date goodwill impairment testing in accordance with IAS 36 and the determination of the fair value of investment properties in accordance with IAS 40. The Committee will continue to work on its assessment of the impact of IFRS adoption on the Company’s accounting policies and related processes in the first half of 2010.  Concurrent with this effort, the Committee will complete its assessment of IFRS impacts on business activities and begin to implement a communication strategy, as appropriate, aimed at all stakeholders, including employees, rating agencies, and shareholders, to assist in their understanding of its transition to IFRS.

The Committee will continue to monitor results from the existing conversion plan, as well as ongoing changes to IFRS, and adjust our transition and implementation plans accordingly.  The Company’s transition remains aligned to our implementation schedule and it is on track to meet the timelines essential to the changeover.

CHANGES IN ACCOUNTING POLICIES

Asset Recognition including Goodwill and Intangible Assets
On January 1, 2009, the Company adopted the amendments to the CICA Handbook Section 1000, “Financial Statement Concepts” and the new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”.  This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition.  Under the amendments to CICA Handbook Section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate.  The adoption of this new guidance had no impact on the reported results of the Company.

Financial Instruments – Disclosures
Beginning with fiscal 2009, the Company adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”.  The amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used.  In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.  Comparative information is not required in the year of adoption.  The impact of these amendments is disclosed in note 24 of the 2009 Audited Consolidated Financial Statements.

DUNDEE CORPORATION

Impairment of Financial Assets
In August 2009, the AcSB amended CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to achieve consistency with international standards on impairment of debt securities.  The amendments changed the definition of a loan such that debt securities not quoted in an active market could be classified as a loan and measured at amortized cost.  Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”.  Debt securities that are classified as AFS securities continue to be written down to their fair value through earnings when the impairment is considered other-than-temporary.  However, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

The Company adopted these amendments beginning with fiscal 2009, however there were no significant impacts resulting from these amendments.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Under the supervision and participation of management including the management of our material subsidiaries, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as at December 31, 2009 as required by Canadian securities legislation pursuant to National Instrument 52-109.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion.  Based on their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was effective based on the above-referenced criteria.

DUNDEE CORPORATION

MANAGING RISK

The following risk factors relating to Dundee Corporation are most likely to influence an investor’s decision to buy, sell or hold securities of the Company.

WEALTH MANAGEMENT

Market Influences and Current Financial Conditions
Negativity in domestic and international capital markets may create challenges for the Company’s wealth management subsidiary.  The movement of capital markets is beyond the control of the Company and its subsidiaries but, to a significant degree, may impact the Company’s overall profitability.  During the third and fourth quarters of 2008, as well as the first half of 2009, global financial markets were subject to unprecedented volatility.  Revenues from DundeeWealth’s investment management segment are based on the market values of AUM, generally determined using trading values of underlying securities in global markets.  The state of the capital markets in general and the unpredictability of the global economy may also affect retail and institutional clients’ willingness to actively trade in capital markets, impacting commission revenues as well as trading and corporate finance activities.  Declining interest rates may reduce the interest spread earned on amounts lent to clients in margin accounts through DundeeWealth’s brokerage subsidiary.  Any decline in the financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect DundeeWealth’s AUM and AUA, fees and/or revenues, which would reduce cash flow to the Company.

Creating, Attracting and Retaining AUM and AUA
The profitability of DundeeWealth is directly related to its ability to create, attract and retain AUM and AUA.  These assets are subject to a fee, generally calculated as a percentage of their net asset value.  The level of AUM is influenced by three factors: (i) sales, (ii) redemptions, and (iii) investment performance.  Sales and redemptions may fluctuate depending on market and economic conditions, investment performance and other factors.  Recent market volatility has contributed to significant redemptions and diminished sales for many participants in the Canadian wealth management industry.  The fees earned by DundeeWealth vary with the types of assets being managed, with higher fees earned on equity and balanced accounts and lower fees earned on fixed income accounts.   In addition, fees may be impacted by the nature of the underlying client, with institutional money management earning lower fees than would be earned from retail clients.  Accordingly, DundeeWealth’s revenues may decline if clients shift their investments into products that earn lower fees, or if the ratio of institutional AUM increases relative to retail AUM.   If the funds and other assets managed by DundeeWealth’s subsidiaries are unable to achieve investment returns that are competitive with or superior to those achieved by other comparable investment products offered by competitors, and/or should a significant number of clients seek to terminate their agreements and withdraw their assets or should the market value of assets decline, there would be a material adverse effect on DundeeWealth’s management fee revenue, certain capital costs including deferred sales commissions and certain intangible assets and profitability.

Performance Based Fee Arrangements May Increase Volatility of Revenues
A portion of DundeeWealth’s investment management advisory and fee revenues may potentially be derived from performance fees.  If the investment return of a particular fund or portfolio does not meet or exceed the investment return benchmark for a specific period, no performance fees will be generated, and, if the performance fee is based on cumulative returns, DundeeWealth’s ability to earn performance fees in the future may be impaired.

Market Risk in Trading Activities and Investments
Market risk is the potential for loss from an adverse movement in the value of a financial instrument.  DundeeWealth incurs market risks in its trading positions, underwriting activities and in its portfolio of investment securities.  DundeeWealth’s investment dealer subsidiary engages in various capital markets activities that are very sensitive to price fluctuations.  These include active positioning of trading securities in anticipation of price movements and commitments to underwrite the issuance of securities.  DundeeWealth’s portfolio of corporate investments, including CLO securities, is also exposed to market risk from fluctuations in fair values.  In addition, although the ABCP investments held by DundeeWealth have been replaced with FRNs, the maturity date of such notes extend past the foreseeable future.  There is no assurance that the value of these assets will not decline in future periods or that a liquid market will develop.  The estimates of fair value for these assets may change materially in subsequent periods.

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DundeeWealth manages market risk as part of its risk management framework, which comprises various controls and procedures to ensure that the risk exposures are monitored closely and that positions taken are duly authorized.  These procedures and controls include:

•	Procedures for the daily mark to market valuation of positions to measure risk exposure, including procedures to assess market prices of positions which are not actively traded;
•
Setting of trading exposure limits and loss limits in DundeeWealth’s brokerage subsidiary in compliance with its approved trading strategies, taking into account its trading experience, market volatility, the liquidity of the position, interest rates and its tolerance for market risk; and

•	Procedures to identify significant market risk concentration and risk exposure and to escalate the reporting of these risk positions to senior management and risk personnel for monitoring.

There can be no assurance that these controls and procedures will be effective or sufficient to manage or mitigate these market risks.

Competition
DundeeWealth operates in a highly competitive environment that includes other providers of wealth management products and services such as mutual fund companies, private client investment managers, financial advisors, investment dealers, banks and insurance companies, some of which have greater financial or other resources than DundeeWealth.  Competition is based on a wide range of factors including brand recognition, investment performance, the types of products offered by the competitor, business reputation, financial strength, continuity of institutional, management and sales relationships and quality of service.  In order to remain competitive, DundeeWealth will continue to be innovative in the development of financial products and solutions for clients, to monitor its investment performance and to provide the highest level of service to clients.

In addition, there may be competitive pressures from time to time to lower the fees that are charged on DundeeWealth’s products and services and this may impact the ability to retain clients in the future.  While DundeeWealth believes that its current fee structure is competitive with industry peers, changes to management fee rates, commission rates and trailer service fee revenue rates will affect the operating results of DundeeWealth.  There can be no assurance that DundeeWealth will maintain its current standing in the market or its current market share, and the business, financial condition and operating results of DundeeWealth may be adversely affected should circumstances change.

Regulatory and Litigation Risk
The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more extensive and complex.  DundeeWealth supports regulatory changes that enhance the integrity and reputation of the industry and that protect the interests of its client base.  Compliance personnel participate in the development of new legislation and regulations.  New regulatory requirements, however, may involve changes to the way DundeeWealth currently conducts business or may increase the cost and associated profitability of its business.  Laws and regulations applied at the national and provincial levels generally grant governmental agencies and self regulatory bodies broad administrative discretion over the activities of DundeeWealth’s subsidiaries, including the power to limit or restrict such business activities.  Possible sanctions include the revocation or imposition of conditions on licenses or registrations to operate certain businesses, the suspension or expulsion from a particular market of any of DundeeWealth’s business segments or their key personnel or financial advisors, and the imposition of fines.  There is also the potential that the laws or regulations governing DundeeWealth’s operations or particular investment products or services could be amended or interpreted in a manner that is adverse to business activities.  DundeeWealth believes that its ability to comply with all applicable laws and regulations including emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures.  DundeeWealth has a team of experienced compliance personnel that works full time on these efforts.  When an acquisition is completed, it is possible that the acquired company’s compliance standards may have been insufficient or not as developed as those of DundeeWealth.  DundeeWealth attempts to identify material compliance issues through the due diligence review; however, it is possible that such a review will not identify all existing issues.

Regardless of its effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees and agents, may be subject to liability or fines that may limit its ability to conduct

DUNDEE CORPORATION

business.  The Company maintains various types of insurance to cover certain potential risks and continuously evaluates the adequacy of this coverage.  In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased.  As a result of the introduction of the secondary market civil liability regime, the ability to obtain insurance on reasonable economic terms may be even more difficult in the future.  To date, we have chosen not to obtain directors’ and officers’ insurance, with the exception of DundeeWealth’s European and United States subsidiaries.

Commitment of Key Personnel and Financial Advisors
DundeeWealth’s strategic focus is dependent on the abilities, experience and efforts of the members of its executive team. Accordingly, the recruitment and retention of competent personnel and continuous training and transfer of knowledge are key activities that are essential to DundeeWealth’s performance.

In addition, increased reliance on investment performance to sell financial products has increased the demand for experienced and high-performing portfolio managers.  Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rate of increase observed in other industries.  The loss of these individuals or the inability to attract, retain and motivate a sufficient number of qualified personnel could affect DundeeWealth’s business.

As well, the market for financial advisors is extremely competitive and is increasingly characterized by movement of financial advisors among different firms.  Individual independent financial advisors in DundeeWealth have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor.  The loss of a significant number of financial advisors could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of DundeeWealth.  Although DundeeWealth uses a combination of competitive compensation structures, including equity incentive arrangements with vesting provisions, as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will remain with DundeeWealth.

Capital Requirements
Subsidiaries of DundeeWealth operate in regulated environments and are subject to minimum regulatory capital requirements.  Accordingly, DundeeWealth may be required to keep sufficient cash and other liquid assets on hand to maintain capital requirements.  Although each regulated entity currently has sufficient capital, growth of the business may necessitate additional capital requirements and the failure to maintain required regulatory capital may subject the relevant registrant to fines, suspension or revocation of registration or could prohibit DundeeWealth from expanding.  In certain instances, regulatory capital requirements may increase due to a change in the market value of securities held, some of which are beyond DundeeWealth’s control.  DundeeWealth monitors the level of regulatory capital required in each of its business units on an ongoing basis to ensure minimum requirements are met.

DundeeWealth currently finances commissions associated with mutual funds sold on a deferred sales charge basis through internal means.  When asset growth in mutual funds increases significantly, the funding required for these new mutual fund assets also increases.  In periods where the value of mutual fund units sold on a deferred sales charge basis is high, sources of funding other than cash flow from operations may be required in order to pay dealer commissions and it is not certain that such additional funding, if needed, will be available on terms attractive to DundeeWealth, or at all.

Operational Risk
Operational risk is generally regarded as the risk of loss resulting from insufficient or failed internal processes, people and systems or external events.  Operational risk is inherent in the activities of financial institutions, and includes incorrect or unauthorized trade execution, failed settlement and transaction processing, documentational errors, fiduciary breaches, improper disclosures involving securities and investment management activities, theft and fraud.  The impact of any of these can result in significant financial loss, reputational harm, and regulatory censure and penalties.  While operational risks cannot be eliminated, they can be managed with proper internal control processes and procedures and the deployment of qualified personnel.  DundeeWealth has established a framework for operational risk management that includes procedures and control measures, the deployment of qualified and competent compliance and audit personnel, a process for regular review of controls by senior management and the use of external insurance coverage where appropriate.

DUNDEE CORPORATION

Business Infrastructure
DundeeWealth relies on third-party service providers for key components of its business infrastructure including the brokerage accounting system in its investment dealer and mutual fund dealer operations, the unit holder and fund accounting systems in its investment management business, as well as critical data connections for trade execution and business communications.  A failure of any key component of its infrastructure could result in significant disruptions to the business and could have a materially adverse effect on results of operations.  While DundeeWealth has addressed this risk by instituting various procedures and plans for business continuity and redundancy, there can be no assurance that material disruptions can be averted in the event of a failure of a key component.

Credit Risks in Securities Transactions
DundeeWealth is exposed to the risk that third parties owing cash, securities or other assets, may not fulfill their obligations, due to lack of liquidity, bankruptcy, operational failure or other causes.  These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses, other financial intermediaries and issuers whose securities are held by DundeeWealth.  Credit risks associated with customers include amounts loaned in margin accounts.  While DundeeWealth reviews its credit exposure to specific clients, counterparties and other debtors, default risk may arise from events or circumstances that are otherwise difficult to detect.  DundeeWealth also reviews the type and value of securities held as collateral for margin loans.  An unexpected decline in the value of any such securities held as collateral may expose DundeeWealth to additional credit losses.

Risks of Underwriting Activities
The underwriting business operated by DundeeWealth’s brokerage subsidiary involves both economic and regulatory risks.  Underwriting activities may decline for a number of reasons, impacting DundeeWealth’s revenues.  An underwriter may incur losses if it is unable to resell the securities it is committed to purchase or if it is forced to liquidate its commitment at less than the agreed purchase price.  The brokerage subsidiary may also be subject to liability for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings and may be exposed to claims and litigation arising from such offerings.

Sales Taxes
On July 1, 2010, Ontario and British Columbia will introduce a Harmonized Sales Tax (“HST”), which will combine the Goods and Services Tax (“GST”) with Provincial Sales Tax (“PST”) to achieve a single sales tax. As a result, investment fund management fees will be subject to provincial taxation for the first time. There are a variety of possible outcomes to the introduction of the HST including, but not limited to, the application of GST/HST to investors of pooled investment products and reduced competitiveness of investment funds versus similar products on which sales taxes are not applied.

REAL ESTATE

Real Estate Ownership
Real estate ownership is generally subject to numerous risks, including changes in general economic conditions such as the availability and cost of mortgage funds, local economic conditions such as an oversupply of office, industrial and retail properties or a reduction in demand for real estate in the area, the attractiveness of properties to potential tenants or purchasers, the ability of tenants to meet their lease obligations, competition for available space and other factors.

Illiquidity of Real Estate Investments
An investment in real estate is relatively illiquid.  Such illiquidity will tend to limit our ability to vary our real estate portfolio promptly in response to changing economic or investment conditions.  In recessionary times it may be difficult to dispose of certain types of real estate.  The costs of holding real estate are considerable and during an economic recession we may be faced with ongoing expenditures with a declining prospect of incoming receipts.  If we are unable to refinance our mortgages on acceptable terms, or at all, we may need to dispose of one or more of our real estate assets.  In such circumstances, it may be necessary for us to dispose of properties at lower prices in order to generate sufficient cash for operations on a timely basis.  Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity.  These conditions could reduce our ability to respond to changes in the performance of our real estate investments and accordingly, could adversely affect the financial condition and results of operations of our real estate subsidiaries.

DUNDEE CORPORATION

Market Influences
As a result of market conditions, Dundee Realty may not be able to, or may not wish to develop its land holdings.  Development of land holdings and properties that are to be constructed are subject to a variety of risks, not all within the Company’s control.  Such risks include lack of funding, variability in development costs and unforeseeable delays.

Regulatory and Environmental Risks
As an owner of real estate property, Dundee Realty is subject to various federal, provincial and state laws relating to environmental matters.  Such laws provide that it could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in its properties or disposed of at other locations, as well as potentially significant penalties.  Dundee Realty has insurance and other policies and procedures in place to review and monitor environmental exposure, which it believes mitigates these risks to an acceptable level.  Some of the properties owned by Dundee Realty or Dundee REIT currently have or have had tenants that use hazardous substances or create waste.  Such uses can potentially create environmental liabilities.  A few issues have been identified through site assessments, including the need to remediate or otherwise address certain contaminations.  These issues are being carefully managed with the involvement of professional consultants.  Where circumstances warrant, designated substance surveys and/or environmental assessments are conducted.  Although environmental assessments provide some assurance, Dundee Realty may become liable for undetected pollution or other environmental hazards on its properties against which it cannot insure, or against which it may elect not to insure where premium costs are disproportionate to Dundee Realty’s perception of relative risk.  Dundee Realty does not currently anticipate material expenditures in respect of any required remediation.

Credit Risk
Real estate investments are often made as joint ventures or partnerships with third parties.  These structures involve certain additional risks, including the possibility that the co-venturers/partners may, at any time, have economic or business interests inconsistent with Dundee Realty’s, the risk that such co-venturers/partners could experience financial difficulties which could result in additional financial demands on Dundee Realty or Dundee REIT to maintain and operate such properties or repay debt in respect of such properties, and the need to obtain the co-venturers’/partners’ consents with respect to certain major decisions in respect of such properties.  Dundee Realty attempts to mitigate these risks by performing due diligence procedures on potential partners and contractual arrangements, and by closely monitoring and supervising the joint venture or partnership.

Development Risks
In connection with its real estate operations, Dundee Realty must comply with extensive regulations affecting the real estate development process.  In particular, governmental authorities regulate such matters as zoning and permitted land uses, levels of density, and building standards.  Dundee Realty must obtain approvals from various governmental authorities and comply with local provincial and federal laws, including laws and regulations concerning the protection of the environment in connection with such development projects.  Obtaining such approvals and complying with such laws and regulations may result in delays which cause Dundee Realty to incur additional costs which impact the profitability of a development project, or may restrict development activity altogether with respect to a particular project.

As well, the Company’s real estate operations are impacted by its ability to hire and retain sufficient skilled and experienced contractors required to develop its real estate projects in a cost effective and timely manner.  An inability to hire or retain skilled workers or changes in the relationship with its workforce could result in work stoppages which may have a material adverse effect on the profitability of its real estate development activities.

The Company’s real estate development activities are also sensitive to the credit and financial stability of counterparties.  The Company’s earnings would be adversely affected if purchasers of real estate properties or land and housing holdings were to become unable or unwilling to meet their obligations to Dundee Realty or if Dundee Realty was unable to close the sale of a significant number of units in a development project on economically favourable terms.  This could have an adverse impact on Dundee Realty’s liquidity and could reduce its ability to pursue further acquisitions or meet other financial obligations.  If there are significant adverse changes in economic or real estate market conditions, Dundee Realty may have to sell properties at a loss or hold undeveloped land or developed properties in inventory longer than planned.  Inventory carrying costs can be significant and may result in losses in a poorly performing project or market.

DUNDEE CORPORATION

Operational Risk
Dundee Realty’s revenue properties and Dundee REIT’s portfolio of properties generate income through rent received from tenants.  Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced.  Certain significant obligations, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to pay such expenses.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available or may not be available on reasonable terms.  Distributions from Dundee REIT are not guaranteed and may fluctuate with its financial performance.

Capital Requirements
Our real estate assets may be financed through debt.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available or may be available only on terms less favourable to us than existing financing.  Our real estate segment, including Dundee REIT, may require additional financing in order to grow and expand our real estate operations.

Changes in Income Tax Legislation and Implications to Business Structure
On June 12, 2007, amendments to the Income Tax Act were substantively enacted and subsequently received Royal Assent on June 22, 2007.  These amendments modify the tax treatment of certain publicly traded trusts and partnerships that are specified investment flow-through trusts (“SIFTs”).  Under the SIFT rules, a publicly traded REIT will be considered a SIFT unless it qualifies for a certain exception.

These exceptions include certain real estate investment trusts that satisfy certain specified conditions (the “REIT Exception”) are excluded from the SIFT definition and therefore will not be subject to the SIFT rules.  In order to qualify for the REIT Exception in respect of a taxation year, the REIT (i) must not, at any time in that taxation year, hold non-portfolio property other than “qualified REIT properties” (as defined in the Income Tax Act); (ii) must derive at least 95% of the REIT’s revenues for that taxation year from rent generated by real or immovable properties, interest, capital gains from dispositions of real or immovable properties, dividends and royalties; (iii) must derive at least 75% of the REIT’s revenues for that taxation year from rent, interest, mortgages or hypothecs on, and capital gains from the disposition of, real or immovable properties situated in Canada; and (iv) must, throughout the taxation year, hold real or immovable properties situated in Canada, cash and certain government-guaranteed debt with a total fair market value that is not less than 75% of the REIT’s equity value.

Dundee REIT believes that it has met the exception required and therefore the SIFT rules should not apply to Dundee REIT after 2007, however, no assurances can be made in this regard.  If Dundee REIT does not qualify continuously for the exception, the SIFT rules may have an adverse impact on Dundee REIT and the holders of units of Dundee REIT, on the value of the units of Dundee REIT and the ability of Dundee REIT to undertake financings and acquisitions, and if the SIFT rules were to apply, distributable cash of Dundee REIT may be materially reduced.

RESOURCES

The Resources Industry
The resources industry is highly competitive and involves a number of risks.  Revenues and profits depend on market prices for resource commodities, which can fluctuate materially.  Adverse fluctuations can have a significant negative effect on our revenues and profitability and the revenues and profitability of our resource investees.  Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding that could result in damage to life or property, environmental damage and possible legal liability.  It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity’s ability to raise additional capital.  Adverse global markets may impact our ability and that of our resource based subsidiaries and equity accounted investees, to obtain equity or debt financing in the future and, if obtained, on favourable terms.  In certain cases, this may be achieved only through joint ventures or other relationships that would reduce the entity’s ownership interest in the project.  There is no assurance that additional resources or reserves in commercial quantities will be discovered, or that development operations will prove successful.

DUNDEE CORPORATION

Competition
The resources industry is competitive in all its phases.  The Company’s resource investees compete with numerous other participants in the search for the acquisition of mining and oil and natural gas properties and in the marketing of the resulting products.  A resource investee’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.

Competitive factors in the distribution and marketing of resource products include price and methods of reliability of delivery.
Competition in the resources industry includes companies which have greater financial resources, staff and facilities than those of the Company’s investees.  Our investees may not be fully insured against all risks relating to their operations, including those related to expansion.  Some of those risks may not be insurable.

Insurance
Resource operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to production facilities or other property and the environment, or in personal injury.  As is the case with other participants in the resources industry, the Company’s resource investees are not fully insured against all of these risks, nor are all such risks insurable.  Although the Company’s resource investees maintain liability insurance in an amount which they consider adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the investees could incur significant costs that could have a material adverse effect upon its financial condition.

Political and Regulatory
Many of our resource investees operate in jurisdictions which cause their operations to be subject to business risks inherent in those jurisdictions, in addition to business risks generally inherent to the resources industry.  These may involve matters arising out of government policies, receipt and maintenance of necessary permits and title to properties, imposition of special taxes or similar charges by regulatory bodies, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation, lack of adequate infrastructure and credit risk.  It is important that the entities operating in a jurisdiction maintain good relationships with the governments of such jurisdictions.  This may not be possible if the government of a country changes.

Certain regions in which our investee companies operate have been subject to political and economic instability.  Operating in foreign jurisdictions may necessitate capital expenditures being denominated in several different currencies, while the Company is reporting in Canadian dollars.  Fluctuations in the rates of exchange may affect the ability of investee companies to carry out their exploration and development programs.  Future development costs may be higher than currently envisioned due to unforeseen events such as currency fluctuations.

Environmental, Health and Safety Regulations
Environmental, health and safety legislation affects nearly all aspects of the Company’s and its resource investees’ resource operations including mine development, worker safety, waste disposal, emission controls and protection of endangered and protected species.  Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health and safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages and the loss of important permits.  Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties.  The companies engaged in resource activities may be required to reclaim properties after mining is completed and specific requirements vary among jurisdictions.  In some cases, financial assurances as security for reclamation costs may be required which may exceed estimates for such costs.  The Company and its resource investees may also be held liable for worker exposure to hazardous substances and for accidents causing injury or death.  There can be no assurances that the Company or its resource investees will at all times be in compliance with all environmental, health and safety regulations or that the steps to achieve compliance would not have a materially adverse effect on our business.

DUNDEE CORPORATION

Environmental, health and safety laws and regulations are evolving in all jurisdictions where the Company operates.  The Company is not able to determine the specific impact that future changes in environmental, health and safety laws and regulations may have on our resource operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations.  For example, emissions standards are expected to become increasingly stringent as are laws relating to the use and production of regulated chemical substances.  Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company’s resource investees.

Commodity Prices and Estimating Quantities of Reserves
Commodity prices, including oil and natural gas prices, are unstable and subject to fluctuations.  Any material decline in prices could result in a reduction in the revenues of our resource investees.  The economics of producing from some wells may change as a result of lower prices.  From time to time, resource investees may enter into agreements to fix prices on their production to mitigate these risks; however, this will not permit them to benefit from future increases in commodity prices.  The market prices of securities of resource companies have experienced volatility in the past, often based on factors unrelated to the financial performance or prospects of the underlying company, which include general economic conditions and cycles and macroeconomic developments.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including factors that are beyond the control of the Company and our resource investees.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of the underlying commodity, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  Actual production and cash flows derived therefrom will vary from these evaluations and such variations could be material.

Accounting Write downs as a Result of GAAP
The Company and its resource investees intend to use the full cost method of accounting for oil and natural gas properties.  Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.  To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes, exceed the present value of estimated future net cash flows from proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in our consolidated financial statements.  The accounting policies may result in non-cash charges to net earnings and write downs of net assets in the consolidated financial statements.  Such non-cash charges and writedowns may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the price of our Subordinate Shares, or in the common shares of our resource investees.

Skilled Labour and Availability of Equipment
The resources industry involves risks regarding labour and employment matters.  Currently, the mining industry is generally facing a shortage of skilled labour as well as a lack of availability of suitable mining equipment.  If resource companies are unable to hire and retain sufficient skilled employees, the ability to operate optimally will be impaired.  Also, many of the resource investees are dependent on the services of their senior management and a small number of highly skilled and experienced executives and personnel.  The loss of these key personnel could have a material adverse effect on the operations.  Adverse changes in the scheme of labour relations which may be introduced by governmental authorities may have a material effect on the business, results of operations and financial condition.

DUNDEE CORPORATION

Resource activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company’s resource investees and may delay exploration and development activities.  In addition, equipment failures may occur which could result in injuries and/or exploration and development delays.  To the extent that the Company’s resource investee is not the operator of its resource properties, it will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

GENERAL BUSINESS RISKS

Risk of Sustained Economic Downturn
During the third and fourth quarters of 2008, as well as the first half of 2009, global capital markets remained depressed, extending the impact of the global economic downturn on our business.  Despite improved economic conditions in the latter half of 2009, global capital markets are far from robust, and fears of a sustained economic downturn remain, characterized by higher unemployment, lower commodity prices, lower family incomes and corporate earnings, lower consumer spending and business investment, which could have a myriad of effects on the Company’s business, including reduced demand for DundeeWealth’s investment products, and an increased likelihood of higher redemption rates, decreased demand for real estate properties and decreases in resource prices.  Moreover, these economic conditions, if realized, will impact the risk profile of many of the other financial and market risks described below and in note 24 to the 2009 Audited Consolidated Financial Statements.

Furthermore, a prolonged economic downturn may give rise to a higher level of strategic risks including those associated with industry restructuring, new competitive dynamics and significant changes in the legal, regulatory and tax regimes in which the Company’s businesses operate.

Reputational Risk
Reputational risk is the potential that adverse publicity, whether true or not, will or may cause a decline in earnings, liquidity, share price or client base due to its impact on our corporate image.  Reputational risk is inherent in virtually all of our business transactions, even when the transaction is fully compliant with legal and regulatory requirements.  Reputational risk cannot be managed in isolation, as it often arises as a result of operational, regulatory and other risks inherent to our business.  For these reasons, our framework for reputational risk management is integrated into all other areas of risk management and is a key component of the codes of business conduct and ethics of which our employees are expected to observe.  We place a high emphasis on safeguarding our reputation, as once compromised, it can be difficult to restore.

Investing in a Variety of Industry Sectors
Our investments are in a variety of industry sectors and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates.  In the case of equity accounted investments, we are required to record our share of income or loss from these investments and related dilutions and accordingly, our earnings are affected by these amounts.  Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control.  Certain of our private company holdings are illiquid and disposition may be difficult.  We may realize lower proceeds of disposition in the event that we are required to dispose of an investment at a point in time when market prices are low.  We mitigate this risk by establishing committed credit facilities so that we can maximize the timing of any dispositions.

DUNDEE CORPORATION

Capital Requirements
The Company and/or its subsidiaries may be required to raise additional debt or equity funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures.  Continued disruption in the financial markets may limit the Company’s access to capital in the event that the Company is required to seek additional liquidity to operate its business.  Additional equity funding in investee companies may reduce the percentage ownership interest of the Company in such investee companies and may cause the Company to lose its majority or significant influence stake.  Additional equity funding of the Company may reduce the percentage ownership of the existing shareholders of the Company and may dilute net book value per share.  It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of existing shareholders or that any debt financing, if available, may involve restrictive covenants with less desirable terms or maturities which could decrease future profitability and financial flexibility.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.  These developments may also impair the Company’s ability to renew its current credit facility on favourable terms, resulting in increased costs to the Company.

Compliance with Debt Covenants
The Company’s current credit facility contains restrictive covenants that limit the discretion of the Company with respect to certain business matters.  These covenants place significant restrictions on, among other things, the ability of the Company and certain of its subsidiaries to create liens or other encumbrances, to make certain other payments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the credit facility contains a number of financial covenants that require the Company to meet certain financial ratios and financial condition tests.  A failure to comply with the obligations in the Company’s credit facility could result in a default which, if not cured or waived, could result in an acceleration of the relevant indebtedness.

On September 25, 2009, DundeeWealth completed an offering of $200 million aggregate principal amount of 5.10% Series 1 Notes due September 25, 2014.  The Notes are unsecured obligations of DundeeWealth and will rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.  The Notes were issued under and pursuant to the provisions of a trust indenture (the “Indenture”) made between the Company and Computershare Trust Company of Canada, as trustee (the “Trustee”).  The Notes are subject to certain debt covenants as outlined in the Indenture including, but not limited to, a negative pledge on security interests of any of DundeeWealth’s property or assets and restrictions on incurrence of additional indebtedness, the sale of assets, and amalgamations and acquisitions except where certain conditions listed in the Indenture to the Notes are satisfied.  As of the balance sheet date, DundeeWealth is in compliance with all covenants associated with the Notes.  In addition, the Indenture contains certain financial covenants that require DundeeWealth and certain of its subsidiaries to meet certain financial ratios and financial condition tests.  A failure to comply with the obligations in the Indenture could result in a default which, if not cured or waived, could result in an acceleration of the relevant indebtedness.  If the indebtedness under the DundeeWealth’s current Notes were to be accelerated, the financial condition of DundeeWealth could be adversely affected.  In addition, any changes in prevailing interest rates, the creditworthiness of DundeeWealth, or the credit rating assigned to the Notes as determined by any credit ratings agency may have an adverse effect on the market value of the Notes.

Corporate Insurance
Regardless of our effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees and agents, may be subject to liability or fines which may limit the ability of each to conduct business.  We maintain various types of insurance to cover certain potential risks and continuously evaluate the adequacy of this coverage.  In recent years, the cost of obtaining insurance has increased significantly.  In addition, because of a reduction in the number of insurance providers as a result of a number of companies exiting the market, there can be no assurance that certain insurance coverage will be obtainable on economic terms in the future.  As a result of the introduction of the secondary market civil liability regime, the ability to obtain insurance on reasonable economic terms may be even more difficult in the future.  To date, we have chosen not to obtain directors’ and officers’ insurance.

DUNDEE CORPORATION

Foreign Country Risk
The Company has or may establish foreign operations, including the United States, Europe, Africa, Asia and the Middle East.  International operations are subject to certain risks inherent in doing business abroad, including:

•	political and economic instability;
•	tax risks;
•	currency exchange rates and currency controls;
•	insufficient infrastructure;
•	restrictions on foreign investment; and
•	increases in working capital requirements related to foreign operations.

Expanding our business in emerging markets is an important element of our business strategy and as a result, our exposure to foreign country risk described above may be greater in the future.  The likelihood and potential effects on the Company varies from country to country and is unpredictable; however, any such occurrences could have an adverse effect on our profitability.

Credit Ratings
The credit ratings currently assigned to the Company by DBRS and Standard & Poor’s, or that may in the future be assigned to the Company by other rating agencies, are subject to change in accordance with criteria established by such rating agencies.  There is no assurance that any rating assigned to the Company will remain in effect for any given period of time or that any rating will not be revised or withdrawn by a rating agency in the future.  A downgrade in the credit ratings assigned to the Company by one or more rating agencies could increase our cost of borrowing or impact our ability to renegotiate loans made to us, which could have an adverse effect on our profitability.

The Ability to Execute Business Plans and Integration
The Company’s growth strategy has relied in part on acquisitions and the associated realization of operating synergies.  A successful acquisition requires the Company to identify suitable candidates for purchase on acceptable terms and the acquired business to be successfully integrated in a timely and non-disruptive manner designed to minimize the risk of loss of client business.  Even with the investment of management and financial resources, an acquisition may not produce the anticipated revenue, earnings or business synergies anticipated at the time of acquisition.  In addition, acquisitions can involve non-recurring charges and if not successful, the write-off of amounts of goodwill and other intangible assets that could have an adverse effect on the financial results of the Company.  Management performs an extensive review of the value of goodwill and other intangible assets on an ongoing basis.  There can be no assurance that the Company will not incur significant costs in the future in connection with such potential liabilities.

Litigation Risk
Litigation risk is inherent in each of the business lines of the Company as well as in operations that may be acquired by the Company.  Litigation risk cannot be eliminated, even if there is no legal cause of action.  The legal risks facing the Company, its directors, trustees, officers or employees in this respect include the potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds.  In addition, the existence of the secondary market, civil liability regime in certain jurisdictions may facilitate dissatisfied shareholders to make claims against the Company.

Controlling Shareholder Risk
The Company’s business and affairs are controlled by Mr. Ned Goodman, who directly or indirectly, owns shares representing approximately 99% of the votes attached to the Class B Common Shares and approximately 81% of the votes attached to all of the Company’s shares in aggregate. Accordingly, Mr. Goodman may be able to cause the Company to effect corporate transactions without the consent of the minority shareholders or to cause or prevent a change of control of the Company.  Under Canadian law, any offer to purchase the Class B Common Shares, regardless of the offered price, would not necessarily result in an offer to purchase the Class A Subordinate Voting Shares.  Holders of the Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for the Class B Common Shares.

DUNDEE CORPORATION

Possible Volatility of Stock Price
The market price of the Company’s shares has been, and may in the future, be subject to significant fluctuation in response to numerous factors, including variations in the annual or quarterly financial results of its subsidiaries or their competitors, the timing of announcements of acquisitions by its subsidiaries or their competitors, conditions in the economy in general or in the financial services, real estate, or resources sectors in particular, changes in applicable laws and regulations, rumours and speculation, and other factors.  Moreover, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Company’s shares for reasons unrelated to the performance of the Company or its subsidiaries.  No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale (including shares issued under share based compensation arrangements) will have on the market price of the shares existing from time to time.  Sales of substantial numbers of such shares or the perception that such sales could occur, could adversely affect the price of the shares.

Other
The Company cautions that the preceding discussion of factors that may affect future results is not exhaustive.  The Company’s performance may also be affected by other specific risks that may be highlighted from time to time in public filings of the Company or its subsidiaries which may be available on the Canadian Securities Administrators’ website at www.sedar.com.  Investors and others should carefully consider these factors, as well as other uncertainties, assumptions and industry and company specific factors that may adversely affect future results.  The Company assumes no obligation, except as required by law, to update or revise its risk disclosure to reflect new events or circumstances.

FORWARD LOOKING STATEMENTS

The Company’s public communications may include written or oral forward looking statements.  Statements of this type are included in this MD&A, and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the “safe harbour” provisions of the Securities Act (Ontario) and under equivalent applicable Canadian and United States securities legislation.  Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to our objectives and priorities for 2010 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts.  Such statements are based on the current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services, real estate and resources industries generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business operations and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in this MD&A.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions; our ability to execute our strategic plans and meet financial obligations; the performance of the Company’s principal subsidiaries; the Company’s ability to raise additional capital; our ability to create, attract and retain AUM and AUA; risks relating to trading activities and investments; potential liability of the Company and its subsidiaries under securities laws and for violations of investor suitability requirements; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; the availability and adequacy of insurance coverage for the Company and its subsidiaries; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries; and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of March 26, 2010.

DUNDEE CORPORATION

Assumptions about the future performance of the Canadian, European and United States economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current economic and credit crisis, which factors are unpredictable and may impact the Company’s performance.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by the events over the latter part of 2008 and early 2009, market volatility and the recent economic and credit crisis, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario
March 26, 2010

DUNDEE CORPORATION